Exhibit 10.1

EXECUTION VERSION

UNIT PURCHASE AGREEMENT

by and between

SPARTAN MOTORS USA, INC.,

on the one hand,

FORTRESS RESOURCES, LLC D/B/A ROYAL TRUCK BODY,

ITS MEMBERS,

DUDLEY D. DEZONIA, JR.,

and

THE MEMBER REPRESENTATIVE,

on the other hand

Dated as of September 9, 2019

TABLE OF CONTENTS

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EXHIBITS
Exhibit A	Form of Escrow Agreement
Exhibit B	R&W Insurance Policy

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UNIT PURCHASE AGREEMENT

This UNIT PURCHASE AGREEMENT (this “Agreement”), dated as of September 9, 2019, is entered into by and between Spartan Motors USA, Inc., a South Dakota corporation (“Buyer”), on the one hand, and Fortress Resources, LLC, d/b/a Royal Truck Body, a California limited liability company (the “Company”), the members of the Company as identified on the signature page hereto (the “Members”), Dudley D. DeZonia, Jr., in his individual capacity (“DeZonia”), and Dudley D. DeZonia, Jr., as the Member Representative, on the other hand. Annex A hereto contains definitions of certain initially capitalized terms used in this Agreement.

W I T N E S S E T H:

WHEREAS, the Members collectively own in the aggregate all of the issued and outstanding equity interests of the Company (the “Units”); and

WHEREAS, the Members desire to sell to Buyer, and Buyer desires to purchase from the Members, the Units, for the consideration and on the terms and subject to the conditions hereinafter provided.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

ARTICLE 1
PURCHASE AND SALE

Section 1.1.     Purchase. On the terms and subject to the conditions set forth in this Agreement, at the Closing, each Member shall sell, assign, transfer and deliver to Buyer, and Buyer shall purchase from such Member, such Person’s interest in the Units.

Section 1.2.     Purchase Price. The purchase price for the Units shall be Ninety Million Eighty-One Thousand Dollars ($90,081,000) (the “Base Purchase Price”), plus or minus the adjustments specified in Section 2.2 and Section 2.4 below (and as so adjusted shall equal the “Purchase Price”).

Section 1.3.     Closing. The closing of the purchase and sale of the Units (the “Closing”) shall take place remotely via the exchange of executed documents and other deliverables by PDF or other means of electronic delivery simultaneously with the execution and delivery of this Agreement (the actual date of the Closing, the “Closing Date”). The Closing shall be deemed to be effective at 12:01 a.m. on the Closing Date (the “Effective Time”).

Section 1.4.     Deliveries by the Members. At the Closing, each Member shall deliver to Buyer the following:

(a)     a properly executed certificate pursuant to Treasury Regulations Section 1.1445-2(b) certifying that such Member is not a foreign person within the meaning of Section 1445 of the Code;

(b)     an assignment of such Member’s entire membership interest in the Company, in form and substance reasonably satisfactory to Buyer; and

(c)     such other documents as Buyer may reasonably request for the purpose of facilitating the consummation of any of the transactions contemplated hereby.

Section 1.5.     Deliveries by the Member Representative. At the Closing, the Member Representative shall deliver or cause to be delivered to Buyer the following:

(a)     a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Company certifying (i) that attached thereto are true and complete copies of all resolutions adopted by the Company authorizing the execution, delivery and performance of this Agreement, the Transaction Documents to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby, (ii) that all such resolutions are in full force and effect, and (iii) the names and signatures of the officers of the Company authorized to sign this Agreement and the Transaction Documents to which the Company is a party;

(b)     the articles of organization and all amendments thereto of the Company, duly certified as of a recent date by the Secretary of State of the State of California;

(c)     a good standing certificate (or its equivalent) of the Company as of a recent date from the Secretary of State of the State of California;

(d)     a counterpart to an escrow agreement in the form of Exhibit A (the “Escrow Agreement”), duly executed by the Member Representative;

(e)     the Employment Agreements, each duly executed by the Employee who is a party to such Employment Agreement;

(f)     the third-party consents listed in Section 1.5(f) of the Disclosure Schedule;

(g)     the Consulting Agreements, each duly executed by the individual who is a party to such Consulting Agreement;

(h)     a Second Amendment to Sublease, duly executed by the Company and Lyons Main Carson LLC, in form and substance reasonably agreeable to Buyer; and

(i)     such other documents as Buyer may reasonably request for the purpose of facilitating the consummation of any of the transactions contemplated hereby.

Section 1.6.     Deliveries by Buyer. At the Closing, Buyer shall:

(a)     deliver to the Member Representative a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer certifying (i) that attached thereto are true and complete copies of all resolutions adopted by the board of directors (or equivalent thereof) of Buyer authorizing the execution, delivery and performance of this Agreement, the Transaction Documents to which Buyer is a party, and the consummation of the transactions contemplated hereby and thereby, (ii) that all such resolutions are in full force and effect, and (iii) the names and signatures of the officers of Buyer authorized to sign this Agreement and the Transaction Documents to which Buyer is party;

(b)     deliver to the Member Representative the certificate of incorporation (or equivalent document) and all amendments thereto of Buyer, duly certified as of a recent date by the secretary of state of the state of its organization;

(c)     deliver to the Member Representative a good standing certificate (or its equivalent) of Buyer as of a recent date from the secretary of state of the state of its organization;

(d)     deliver to the Member Representative a counterpart to the Escrow Agreement, duly executed by Buyer and JPMorgan Chase Bank, NA (the “Escrow Agent”);

(e)     deliver an Employment Agreement to each Employee who is a party to such Employment Agreement, duly executed by Buyer (or its Affiliate, as applicable);

(f)     deliver a Consulting Agreement to each individual who is a party to such Consulting Agreement, duly executed by Buyer (or its Affiliate, as applicable);

(g)     deliver to the Member Representative a copy of the R&W Insurance Policy; and

(h)     deliver to or as directed by the Member Representative such other documents as the Member Representative may reasonably request for the purpose of facilitating the consummation of any of the transactions contemplated hereby.

Section 1.7.     Funding by Buyer. At the Closing, Buyer shall:

(a)     deposit by wire transfer of immediately available funds to an account designated by the Escrow Agent an amount equal to (i) one-half percent (0.5%) of the Base Purchase Price (the “Indemnity Escrow Amount”), to be held by the Escrow Agent in a segregated account pursuant to the Escrow Agreement (all funds held in such account from time to time, together with any income and earnings thereon, the “Indemnity Escrow Funds”), and to be released to the Members on the first (1st) anniversary of the Closing (except to the extent that funds have previously been released to Buyer or are then subject to claims by Buyer in each case pursuant to the Escrow Agreement); (ii) two percent (2%) of the Base Purchase Price (the “Adjustment Escrow Amount”), to be held by the Escrow Agent in another segregated account pursuant to the Escrow Agreement (all funds held in such account from time to time, together with any income and earnings thereon, the “Adjustment Escrow Funds”), and to be released as provided in Section 2.3 and Section 2.4; and (iii) Two Million Dollars ($2,000,000) (the “Environmental Indemnity Escrow Amount”), to be held by the Escrow Agent in another segregated account pursuant to the Escrow Agreement (all funds held in such account from time to time, together with any income and earnings thereon, the “Environmental Indemnity Escrow Funds”), and to be released as provided in Section 8.11;

(b)     pay on behalf of the Company the Estimated Closing Company Transaction Expenses in such amounts and to such accounts as specified by the Member Representative by written notice given to Buyer no less than two (2) Business Days prior to the Closing Date; provided, however, that in the case of Estimated Closing Company Transaction Expenses owed to employees of the Company, Buyer shall contribute such amounts to the Company upon the Closing and cause the Company to pay such amounts (less applicable withholding and any Taxes required to be paid by the Company with respect thereto) to the applicable employees within thirty (30) days following the Closing;

(c)     pay on behalf of the Company the Estimated Closing Funded Indebtedness in such amounts and to such accounts as specified in payoff letters delivered by the holders thereof to Buyer no less than two (2) Business Days prior to the Closing Date; provided, however, that, for the sake of clarity, the parties agree that not all Estimated Closing Funded Indebtedness (including the Axalta Liability) will be paid at Closing;

(d)     pay the Members (in accordance with their respective Pro Rata Shares and to such accounts as specified by the Member Representative by written notice given to Buyer no less than two (2) Business Days prior to the Closing Date) an amount equal to the Base Purchase Price plus the Net Estimated Adjustment Amount (which may be a negative number); provided, however, that the aggregate amount paid pursuant to this paragraph to the two Members holding Class A Units (as reflected on Section 3.4 of the Disclosure Schedule) shall be reduced by the sum of the Indemnity Escrow Amount, plus the Adjustment Escrow Amount, plus the Environmental Indemnity Escrow Amount (with such reduction allocated between those two Members based on their respective ownership of such Class A Units).

ARTICLE 2
PURCHASE PRICE ADJUSTMENTS

Section 2.1.     Definitions. As used herein:

(a)     “Accounting Principles” means those principles set forth in Section 2.1-A of the Disclosure Schedule.

(b)     “Cash on Hand” means as of any time the aggregate cash balance of the Company on hand or in banks or other financial institutions, including all cash, commercial paper, certificates of deposit and other bank deposits, treasury bills, short term investments and all other cash equivalents, and third party checks deposited or held in any of the Company’s accounts that have not yet cleared, in each case as of such time; provided, however, that Cash on Hand shall be reduced by the amount of all outstanding checks on draft of the Company that are issued or outstanding at such time. For the sake of clarity, such outstanding checks shall affect the calculation of Cash on Hand and shall not be counted as a current liability in the calculation of Estimated Closing Working Capital or Closing Working Capital.

(c)     “Closing Cash on Hand” means the Cash on Hand as of the Effective Time.

(d)     “Closing Company Transaction Expenses” means Company Transaction Expenses that remain unpaid as of immediately prior to the Closing.

(e)     “Closing Funded Indebtedness” means, without duplication and determined on a consolidated basis, the obligations of the Company outstanding and unpaid immediately prior to the Closing under any Funded Indebtedness. Closing Funded Indebtedness shall in no event include any Funded Indebtedness incurred at the direction of Buyer or any Affiliate thereof.

(f)     “Closing Working Capital” means the Working Capital as of the Effective Time.

(g)     “Company Transaction Expenses” means (i) any sale bonuses, change in control bonuses or retention bonuses that become payable upon, and solely by reason of, the consummation of the transactions contemplated hereby and that were incurred by the Company prior to the Closing, (ii) any investment banking, accounting, attorney or other professional fees incurred by the Company prior to the Closing with respect to the transactions contemplated hereby, (iii) all premiums for, and other costs and expenses related to, the purchase of the tail policies required by Section 6.6 below, and (iv) all amounts payable by DeZonia or any of his Affiliates in connection with the acquisition of all of the issued and outstanding membership interests in Lyons Main Carson LLC, the sublandlord of the Carson Facility (although the parties acknowledge and agree that the amount set forth in this clause (iv) is not an expense or obligation of the Company but is being treated as a Company Transaction Expense pursuant to this Agreement for the purpose of facilitating the Closing).

(h)     “Funded Indebtedness” means, without duplication and determined on a consolidated basis, the sum of all amounts owing by the Company to repay in full amounts due and terminate all obligations (other than indemnity obligations that are not owing or outstanding) with respect to (i) all indebtedness for borrowed money and all obligations evidenced by bonds, debentures, notes or other similar instruments, (ii) all obligations under acceptance credit, letters of credit, performance bonds or similar arrangements, but in each case only to the extent drawn or called, (iii) all obligations under capital leases, (iv) obligations for the deferred purchase price of property or services, including, without limitation, the maximum potential amount payable with respect to earnouts, purchase price adjustments or other payments related to acquisitions (other than current accounts payable to suppliers and similar accrued liabilities incurred in the ordinary course of business and reflected as a current liability in the final calculation of Working Capital), (v) obligations under any interest rate, currency swap, or other hedging agreement or arrangement, any indebtedness secured by a Lien on a Person’s assets, (vi) any unsatisfied obligation for “withdrawal liability” to a “multiemployer plan” as such terms are defined under ERISA, (vii) any amounts owed to any Person under any noncompetition or consulting arrangements, (viii) any off-balance sheet financing of any Person, including synthetic leases and project financing, (ix) without limiting the generality of any of the foregoing, the Axalta Liability, (x) all guarantee obligations in respect of obligations of the kind referred to in clauses (i) through (ix) above, and (xi) any unpaid interest, prepayment penalties, premiums, costs and/or fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (i) through (x).

(i)     “Target Working Capital” means Nine Million Five Hundred Thousand Dollars ($9,500,000).

(j)     “Working Capital” means an amount (which may be positive or negative) equal to the consolidated current assets (other than Cash on Hand) minus the consolidated current liabilities (other than the current portion of Funded Indebtedness) of the Company determined in accordance with the Accounting Principles, but subject to the adjustments set forth in Section 2.1-A of the Disclosure Schedule. For the avoidance of doubt, outstanding checks on draft of the Company that are issued or outstanding will be treated as a reduction to Cash on Hand, and shall not counted as a current liability in the calculation of Estimated Closing Working Capital or Closing Working Capital. For illustration only, Section 2.1-B of the Disclosure Schedule sets forth the calculation of Working Capital as of the date therein indicated.

In no event will any amount included in the calculation of Estimated Closing Company Transaction Expenses, Estimated Closing Funded Indebtedness, Estimated Closing Cash on Hand or Estimated Closing Working Capital be included in any such other calculations to the extent doing so would result in double counting.

Section 2.2.     Closing Estimates; Net Estimated Adjustment Amount.

(a)     At least three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Buyer a written statement that shall include a good-faith estimated consolidated balance sheet of the Company as of the Effective Time prepared in accordance with the Accounting Principles, but subject to the adjustments set forth in Section 2.1-A of the Disclosure Schedule, a statement of the Net Estimated Adjustment Amount and a good-faith estimate of the following:

(i)     the Closing Company Transaction Expenses (the “Estimated Closing Company Transaction Expenses”);

(ii)     the Closing Funded Indebtedness (the “Estimated Closing Funded Indebtedness”);

(iii)     the Closing Cash on Hand (the “Estimated Closing Cash on Hand”); and

(iv)     the Closing Working Capital (the “Estimated Closing Working Capital”).

(b)     The “Net Estimated Adjustment Amount” shall be equal to zero:

(i)     minus the Estimated Closing Company Transaction Expenses;

(ii)     minus the Estimated Closing Funded Indebtedness;

(iii)     plus the Estimated Closing Cash on Hand;

(iv)     minus the amount, if any, by which the Target Working Capital exceeds the Estimated Closing Working Capital; and

(v)     plus the amount, if any, by which the Estimated Closing Working Capital exceeds the Target Working Capital.

Section 2.3.     Post-Closing Determination.

(a)     No later than January 31, 2020, Buyer shall prepare, or cause to be prepared, and deliver to the Member Representative a written statement (the “Closing Statement”) that shall include a consolidated balance sheet of the Company as of the Effective Time prepared in accordance with the Accounting Principles, but subject to the adjustments set forth in Section 2.1-A of the Disclosure Schedule, a statement of the Net Adjustment Amount and a calculation of the following:

(i)     the Closing Company Transaction Expenses;

(ii)     the Closing Funded Indebtedness;

(iii)     the Closing Cash on Hand; and

(iv)     the Closing Working Capital.

(b)     Promptly following Buyer’s delivery of the Closing Statement to the Member Representative, Buyer shall provide the Member Representative and his Representatives reasonable access to the relevant books and records and employees of the Company for the purpose of facilitating the Member Representative’s review of the Closing Statement. Buyer shall continue providing such access throughout the thirty (30) day period following Buyer’s delivery of the Closing Statement to the Member Representative (the “Review Period”), provided that the Review Period shall be tolled and extended for an additional thirty (30) day period if the Member Representative provides written notice to Buyer prior to the expiration of the first thirty (30) days of the Review Period that Buyer’s delay or failure to provide reasonable access as described above has materially prejudiced the Member Representative’s ability to evaluate the Closing Statement. Buyer shall provide access to the books and records of the Company electronically and transmit financial statements, general journals and trial balances of the Company in such formats as they are prepared on the date of this Agreement.

(c)     The Closing Statement shall become final and binding on the last day of the Review Period, unless prior to the end of the Review Period, the Member Representative delivers to Buyer a written notice of disagreement (a “Notice of Disagreement”) specifying the nature and amount of any and all items in dispute as to the amounts set forth in the Closing Statement. The Member Representative shall be deemed to have agreed with all items and amounts in the Closing Statement not specifically referenced in a Notice of Disagreement provided prior to the end of the Review Period, as the same may be amended from time to time by the Member Representative prior to the end of the Review Period.

(d)     During the 30 day period following delivery of a Notice of Disagreement by the Member Representative to Buyer (the “Resolution Period”), such parties in good faith shall seek to resolve in writing any differences that they may have with respect to the computation of the amounts as specified therein. Any disputed items resolved in writing between the Member Representative and Buyer within the Resolution Period shall be final and binding on the parties for all purposes hereunder. If the Member Representative and Buyer have not resolved all such differences by the end of the Resolution Period, the Member Representative and Buyer shall submit, in writing, such differences to the Grand Rapids office of the Accounting Expert. The “Accounting Expert” shall be Ernst & Young, or, in the event that it is not available or is not a Neutral Accounting Firm, a Neutral Accounting Firm selected by mutual agreement of Buyer and the Member Representative; provided, however, that (i) if, within thirty (30) days after the end of the Resolution Period, such parties are unable to agree on a Neutral Accounting Firm to act as the Accounting Expert, then each party shall select a Neutral Accounting Firm and such firms together shall select the Neutral Accounting Firm to act as the Accounting Expert, and (ii) if any party does not select a Neutral Accounting Firm within ten (10) days of written demand therefor by the other party, then the Neutral Accounting Firm selected by the other party shall act as the Accounting Expert. A “Neutral Accounting Firm” means an independent accounting firm of nationally recognized standing that is not at the time it is to be engaged hereunder rendering services to any party, or any Affiliate of either, and has not done so within the two year period prior thereto.

(e)     The parties shall arrange for the Accounting Expert to agree in its engagement letter to act in accordance with this Section 2.3(e). Each party shall make readily available to the Accounting Expert all relevant books and records within such party’s control reasonably requested by the Accounting Expert. Each party shall present a brief to the Accounting Expert (which brief shall also be concurrently provided to the other party) within twenty (20) days of the appointment of the Accounting Expert detailing such party’s views as to the correct nature and amount of each item remaining in dispute from the Notice of Disagreement (and for the avoidance of doubt, no party may introduce a dispute to the Accounting Expert that was not originally set forth on the Notice of Disagreement) and such party’s calculation of the Net Adjustment Amount. Within ten (10) days of receipt of the brief, the receiving party may present a responsive brief to the Accounting Expert (which responsive brief shall also be concurrently provided to the other party). Each party may make an oral presentation to the Accounting Expert (in which case, such presenting party shall notify the other party of such presentation, and the other party shall have the right to be present (and speak) at such presentation), within thirty (30) days of the appointment of the Accounting Expert. The Accounting Expert shall have the opportunity to present written questions to either party, a copy of which shall be provided to the other party. There shall be no ex parte communications between any party (or its Representatives), on the one hand, and the Accounting Expert, on the other hand, relating to any disputed matter and unless requested by the Accounting Expert in writing, no party may present any additional information or arguments to the Accounting Expert, either orally or in writing. The Accounting Expert shall consider only those items and amounts in the Member Representative’s and Buyer’s respective calculations that are identified as being items and amounts to which the Member Representative and Buyer have been unable to agree. In resolving any disputed item, the Accounting Expert shall select either the position of Buyer or Member Representative as a resolution for each item or amount disputed and may not impose an alternative resolution with respect to any item or amount disputed. The Accounting Expert shall make a determination (to be reflected in a written report delivered to the parties) within sixty (60) days of its appointment as to each such disputed item, which determination shall be final and binding on the parties for all purposes hereunder absent manifest mathematical error or manifest disregard for the provisions of this Section 2.3 (and, in the event of such manifest error or disregard, the written determination shall be referred back to the Accounting Expert to correct the same). Notwithstanding the foregoing, the Accounting Expert shall have no authority to resolve any dispute regarding the interpretation of any provision of this Agreement or whether Buyer has breached any covenant contained herein, it being understood and agreed that any such dispute shall be resolved solely as provided in Section 10.8. The fees and expenses of the Accounting Expert shall be borne by the party (either the Members or Buyer) whose determination of the Net Adjustment Amount was furthest from the determination of the Accounting Expert, provided that if each party’s determination of the Net Adjustment Amount was within plus or minus 10% of the Accounting Expert’s determination, such fees and expenses shall be shared equally by the Members (in accordance with their respective Pro Rata Shares), on the one hand, and Buyer, on the other hand.

Section 2.4.     Payment.

(a)     The “Net Adjustment Amount” shall equal zero:

(i)     minus the amount, if any, by which the Closing Company Transaction Expenses exceed the Estimated Closing Company Transaction Expenses;

(ii)     plus the amount, if any, by which the Estimated Closing Company Transaction Expenses exceed the Closing Company Transaction Expenses;

(iii)     minus the amount, if any, by which the Closing Funded Indebtedness exceeds the Estimated Closing Funded Indebtedness;

(iv)     plus the amount, if any, by which the Estimated Closing Funded Indebtedness exceeds the Closing Funded Indebtedness;

(v)     minus the amount, if any, by which the Estimated Closing Cash on Hand exceeds the Closing Cash on Hand;

(vi)     plus the amount, if any, by which the Closing Cash on Hand exceeds the Estimated Closing Cash on Hand;

(vii)     minus the amount, if any, by which the Estimated Closing Working Capital exceeds the Closing Working Capital; and

(viii)     plus the amount, if any, by which the Closing Working Capital exceeds the Estimated Closing Working Capital.

(b)     If the Net Adjustment Amount as finally determined in accordance with Section 2.3 is positive or zero, then within five (5) Business Days of such final determination, (i) Buyer and the Member Representative shall deliver written notice to the Escrow Agent directing the Escrow Agent to transfer the Adjustment Escrow Funds to the Members (in accordance with their respective Pro Rata Shares), and (ii) Buyer shall pay the Net Adjustment Amount to the Members (in accordance with their respective Pro Rata Shares), plus interest thereon from the Closing Date to the date of such payment at a rate equal to 6.0% per annum, calculated on the basis of a year of 365 days and the number of days elapsed.

(c)     If the Net Adjustment Amount as finally determined in accordance with Section 2.3 is negative, then within five (5) Business Days of such final determination, (i) Buyer and the Member Representative shall deliver written notice to the Escrow Agent directing the Escrow Agent to transfer to (A) Buyer the portion of the Adjustment Escrow Funds that is equal to the Net Adjustment Amount, plus interest thereon from the Closing Date to the date of such payment at a rate equal to 6.0% per annum, calculated on the basis of a year of 365 days and the number of days elapsed, and (B) the Members (in accordance with their respective Pro Rata Shares), the portion of the Adjustment Escrow Funds (if any) that exceeds the Net Adjustment Amount. If the Net Adjustment Amount exceeds the Adjustment Escrow Funds, the Members (in accordance with their respective Pro Rata Shares) shall pay such excess to Buyer, plus interest thereon from the Closing Date to the date of such payment at a rate equal to 6.0% per annum, calculated on the basis of a year of 365 days and the number of days elapsed, which payments shall be made within five (5) Business Days of the final determination of the Net Adjustment Amount to such account as directed by Buyer.

(d)     In no event will any amount included in the calculation of Closing Company Transaction Expenses, Closing Funded Indebtedness, Closing Cash on Hand or Closing Working Capital be included in any such other calculations to the extent doing so would result in double counting.

(e)     For avoidance of doubt, the Members shall not have any liability with respect to any items comprising the Closing Company Transaction Expenses, Closing Funded Indebtedness or the Closing Working Capital, except as determined by this Article 2.

(f)     Any adjustments made pursuant to this Article 2 shall be deemed adjustments to the Purchase Price.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE MEMBERS

As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, each Member (severally and not jointly) represents and warrants to Buyer at and as of the Closing, as follows (except as set forth in the corresponding section of the Disclosure Schedule or in any other section of the Disclosure Schedule if the application of the disclosure to the first section is reasonably apparent from the text of the Disclosure Schedule and without the need to refer to any documents described or referenced in the Disclosure Schedule):

Section 3.1.     Authority and Enforceability. Such Member has all requisite power and authority, and has taken all action necessary, to execute and deliver this Agreement and each Transaction Document to which such Member is a party and to perform such Member’s obligations hereunder and thereunder. This Agreement and each Transaction Document to which such Member is a party has been duly authorized, executed and delivered by such Member and (assuming the due authorization, execution and delivery by Buyer) constitutes the legal, valid and binding obligations of such Member, and is Enforceable against such Member.

Section 3.2.     Conflicts. The execution and delivery by such Member of this Agreement and each Transaction Document to which such Member is a party and the performance by him, her or it of his, her or its obligations hereunder and thereunder, do not and will not:

(a)     (i) conflict with or violate any provision of Law, (ii) conflict with or violate any Order to which such Member is subject, or (iii)  require a registration, filing, application, notice, consent, approval, order, qualification, or waiver with, to or from any Governmental Authority or any other Person on the part of or with respect to such Member;

(b)     (i) require a consent, approval or waiver from, or notice to, any party to any Contract to which such Member is a party or to which any Units are subject, or (ii) result in a breach of, constitute a default under, or result in the acceleration of material obligations, loss of material benefit or increase in any material liabilities or fees under, or create in any party the right to terminate, cancel or modify, any Contract to which such Member is a party or to which any Units are subject; or

(c)     result in the creation of any Liens on the Units.

Section 3.3.     Litigation. There is no Legal Proceeding presently pending or, to the knowledge of such Member, threatened against such Member that would reasonably be expected to prevent, hinder or delay the consummation of the transactions contemplated hereby. Such Member is not subject to any outstanding Order that would reasonably be expected to prevent, hinder or delay the consummation of the transactions contemplated hereby, nor is such Member a party or, to the knowledge of such Member, threatened to be made a party, to any such Order.

Section 3.4.     Ownership of Units. Such Member is the record and beneficial owner of the number and class of units of the Company as set forth on Section 3.4 of the Disclosure Schedule, free and clear of Liens. Except as set forth on Section 3.4 of the Disclosure Schedule, such Member is not a party to any option, warrant, right, Contract, call, put or other agreement or commitment providing for the disposition or acquisition of any such Units, nor is such Member a party to any voting trust, proxy or other Contract, agreement or understanding with respect to the voting of any such Units.

Section 3.5.     Brokers’ Fees. Such Member has not and will not become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, the Company represents and warrants to Buyer at and as of the Closing, as follows (except as set forth in the corresponding section of the Disclosure Schedule or in any other section of the Disclosure Schedule if the application of the disclosure to the first section is reasonably apparent from the text of the Disclosure Schedule and without the need to refer to any documents described or referenced in the Disclosure Schedule):

Section 4.1.     Organization and Power.

(a)     The Company is a limited liability company duly organized, and validly existing and in good standing under the Laws of the State of California.

(b)     The Company has the organizational power and authority to own or lease the assets it purports to own or lease and to carry on its business in the same manner as it has been and is currently conducted.

(c)     The Company is licensed or qualified to conduct its business and is in good standing in every jurisdiction where it is required to be so licensed or qualified. Each such jurisdiction is listed in Section 4.1(c) of the Disclosure Schedule.

Section 4.2.     Authority and Enforceability. The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement and each Transaction Document to which the Company is a party and to perform its obligations hereunder and thereunder. This Agreement and each Transaction Document to which the Company is a party has been duly authorized, executed and delivered by the Company, and (assuming the due authorization, execution and delivery by Buyer) constitutes the legal, valid and binding obligation of the Company, and is Enforceable against the Company.

Section 4.3.     Conflicts. Except as specified in Section 4.3 of the Disclosure Schedule, the execution and delivery by the Company of this Agreement and each Transaction Document to which the Company is a party and the performance by it of its obligations hereunder and thereunder, do not and will not:

(a)     violate any provision of the articles of organization, operating agreement, or other organizational documents of the Company;

(b)     (i) conflict with or violate any provision of Law, (ii) conflict with or violate any Order to which the Company is subject, or (iii)  require a registration, filing, application, notice, consent, approval, order, qualification, or waiver with, to or from any Governmental Authority on the part of or with respect to the Company or any Member; or

(c)      (i) require a consent, approval, or waiver from, or notice to, any Person pursuant to any Contract to which the Company is a party or to which any of the Company’s assets or liabilities are subject or with respect to any Permit, or (ii) conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of the Company under, or result in a loss of any benefit to which the Company is entitled under, any Contract to which the Company is a party or to which any of the Company’s assets or liabilities are subject or with respect to any Permit; or

(d)     result in any Lien on any of the Company’s assets.

Section 4.4.     Capitalization.

(a)     Section 4.4(a) of the Disclosure Schedule sets forth the capitalization of the Company and the number and class of Units and all other membership interests of the Company that are issued and outstanding. All of such Units are owned by the Members, both beneficially and of record, in the manner set forth on Section 4.4(a) of the Disclosure Schedule, free and clear of all Liens. There are no options to purchase any Units or other Membership Interests of the Company. All issued and outstanding equity securities of the Company, including all of the Units, are duly authorized, validly issued, fully paid and nonassessable. As a result of the Closing, Buyer shall obtain good and marketable title to all of the equity interests of the Company, free and clear of any Liens. All equity interests issued by the Company, including all outstanding Units, were issued in compliance with applicable Laws, and none were issued in violation of any Contract, arrangement, or commitment to which the Company is or was a party or in violation of any preemptive or similar rights of any Person. All issued and outstanding equity securities of the Company are uncertificated.

(b)     There are no preemptive or other outstanding or authorized rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments of any character under which the Company is or may become obligated to issue or sell, or give any Person a right to subscribe for or acquire, or in any way dispose of, any shares or equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares or equity interests, of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have outstanding or authorized any equity appreciation, phantom equity, profit participation, or similar rights. There are no voting trusts, proxies or other Contracts or understandings in effect with respect to the voting or transfer of any of the Units.

Section 4.5.     No Subsidiaries. The Company does not own or have any interest in any shares or equity securities of, or have an ownership interest of any kind in, any other Person.

Section 4.6.     Financial Statements.

(a)     The Company has delivered to Buyer: (i) true and complete copies of the Company’s unaudited balance sheet (the “Most Recent Balance Sheet”) as of July 31, 2019 (the “Most Recent Balance Sheet Date”) and the related unaudited statements of income for the seven-month period then ended (together, the “Interim Financial Statements”), (ii) true and complete copies of the Company’s audited balance sheet dated December 31, 2018 and the related audited statements of income and cash flows for the twelve (12)-month period then ended, and (iii) true and complete copies of the Company’s unaudited balance sheets dated December 31, 2016, and December 31, 2017, and the related unaudited statements of income and cash flows for the fiscal years then ended (together with the Interim Financial Statements and the financial statements described in clause (ii), the “Financial Statements”). Except as set forth in the notes to the Financial Statements, the Financial Statements have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods involved, except that the Interim Financial Statements contain estimates of certain accruals, lack footnotes and other presentation items, and are subject to normal year-end adjustments required by GAAP (the effect of which will not be materially adverse). The Financial Statements are based on the books and records of the Company and present fairly the financial position of the Company as at and for the respective periods then ended Copies of all Financial Statements are attached as Section 4.6 of the Disclosure Schedule.

(b)     The Company maintains and complies with a system of internal controls over financial reporting sufficient to provide reasonable assurances that: (i) its business is operated in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP, applied on a consistent basis throughout the periods involved, or any other criteria applicable to such financial statements, and to maintain accountability for items therein; (iii) access to properties and assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for items is compared with the actual levels at regular intervals and appropriate actions are taken with respect to any differences.

Section 4.7.     No Undisclosed Liabilities. Except as specified on Section 4.7 of the Disclosure Schedule, the Company does not have any Liabilities whatsoever except for: (a) Liabilities disclosed, reflected or reserved against on the Most Recent Balance Sheet, and (b) Liabilities incurred since the Most Recent Balance Sheet Date in the ordinary course of business, consistent with past practices, which are not material individually or in the aggregate. The Company is not a guarantor nor is it otherwise liable for, nor has the Company pledged any collateral for, any Liability (including indebtedness) of any other Person. Section 4.7 of the Disclosure Schedule sets forth a complete and accurate list of all Funded Indebtedness and all Closing Company Transaction Expenses, including the dollar amounts of each, as of the Closing Date.

Section 4.8.     Operations Since December 31, 2018. Except as set forth in Section 4.8 of the Disclosure Schedule, the Company has conducted its business only in the ordinary course of business, consistent with past practices, and there has not been any event, fact, change, occurrence or circumstance which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Without limiting the generality of the foregoing, since December 31, 2018, the Company has not:

(a)     experienced a Material Adverse Effect nor has there been any event, occurrence, or development that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)     entered into or approved any amendment of its articles of organization or operating agreement nor has there been any such amendment;

(c)     effected any split, combination, reclassification or recapitalization of the units or other equity interests of the Company;

(d)     granted, issued, sold, transferred or otherwise disposed of any of its units or other equity interests, or granted any options, warrants, calls or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its units or other equity interests;

(e)     made, declared, set aside or paid any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of its units or other equity interests;

(f)     made any investment in, or any loan, advance or capital contribution to, any other Person;

(g)     acquired by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person;

(h)     made any single capital expenditure, or series of related capital expenditures, or entered into any Contract or commitment therefor in excess of $50,000;

(i)     entered into any Contract for the purchase or lease (as lessor or lessee) of real property;

(j)     sold, leased (as lessor), transferred or otherwise disposed of, licensed, mortgaged or pledged, or imposed any Lien (except Permitted Liens) on, any of its assets valued in excess of $50,000, in whole or in part, other than sales of inventory in the ordinary course of business, consistent with past practices, and personal property sold or otherwise disposed of in the ordinary course of business, consistent with past practices;

(k)     purchased, leased (as lessee), or otherwise acquired the right to own, use, or lease any property or assets for an amount in excess of $50,000, except for purchases of inventory or supplies in the ordinary course of business, consistent with past practices;

(l)     created, incurred, assumed, or agreed to create, incur, or assume or guarantee, any Funded Indebtedness other than money borrowed or advanced under existing lines of credit;

(m)     materially reevaluated its material assets, excluding writing-off or discounting of notes, accounts receivable or other assets in the ordinary course of business consistent with past practice;

(n)     instituted any increase in, entered into, terminated or adopted any Benefit Plan;

(o)     made any changes in the compensation (including severance or other benefits) of current or former employees, directors, independent contractors, or consultants that, individually or in the aggregate, are material;

(p)     made any material change in its accounting principles, methods, practices or policies;

(q)     made or changed any Tax election, changed any annual tax accounting period, adopted or changed any method of Tax accounting, filed any amended Tax Return, entered into any closing agreement, settled any Tax claim or assessment, surrendered any right to a Tax refund, or consented to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(r)     settled any Legal Proceedings;

(s)     accelerated, wrote off or discounted any accounts receivable of the Company other than in the ordinary course of business, consistent with past practice; delayed in paying any payables or other Liabilities when due or deferred expenses; or otherwise made any material change in the Company’s cash management practices or its policies, practices, and procedures with respect to the collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue, or acceptance of customer deposits;

(t)     entered into any Contract which would be included in the definition of Material Contract or made any modification to any existing Material Contract, nor has any event occurred that has resulted or is reasonably likely to result in any acceleration, termination, material modification to, or cancellation of any Contract to which the Company is a party or by which it is bound;

(u)     suffered any material damage, destruction, or loss (whether or not covered by insurance) to any of its assets in an aggregate amount in excess of $25,000;

(v)     made any change in the pricing of its products or services or in its processes or methods for customer order intake or acceptance;

(w)     otherwise made or taken any action or omission outside the ordinary course of business, consistent with past practices; or

(x)     authorized, approved or agreed to do any of the foregoing.

Section 4.9.     Taxes. Except as set forth on Section 4.9 of the Disclosure Schedule:

(a)     The Company has filed all material Tax Returns in connection with any federal, state or local Tax required to be filed by it, and the Company has timely paid all material Taxes that have become due and payable by it (whether or not shown on such Tax Returns) except as contested in good faith, and, where payment is not yet due and payable, and the Company has made an adequate provision for such Taxes in the Financial Statements. To the Knowledge of the Company, no unresolved issue has been raised in writing by any Governmental Authority in the course of any audit with respect to Taxes for which any the Company would be held liable.

(b)     The Company is not party, to nor is the Company bound by any agreement the principal purpose of which is to allocate or share liability for Taxes between or among another Person.

(c)     There are no Lien for Taxes (except Permitted Liens) upon any of the assets of the Company.

(d)     No written claim has ever been made by any Governmental Authority with respect to the Company in a jurisdiction where the Company does not file a Tax Return that the Company is or may be subject to Taxes by that jurisdiction that would be covered by or the subject of such Tax Return.

(e)     The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of: (i) any closing agreement described in Section 7121 of the Code (or similar provision of state, local or foreign Law), (ii) any installment sale or open sale transaction disposition made on or prior to the Closing Date; or (iii) any other action taken out of the ordinary course of business for the purpose of deferring a Tax from a period prior to the Closing Date to a period following the Closing Date.

(f)     The Company has not: (i) received approval to make or agreed to a change in any accounting method or has any written application pending with any Governmental Authority requesting permission for any such change; (ii) agreed to, or is required to make, any adjustment under Section 481 of the Code (or similar provision of state, local or foreign Law); or (iii) received written notification that the Internal Revenue Service (or other Governmental Authority) is proposing any adjustment under Section 481 of the Code (or similar provision of state, local or foreign Law).

(g)     The Company has not: (i) been a member of an Affiliated Group filing a combined, consolidated, or unitary Tax Return (other than an Affiliated Group of which the Company is the common parent) or (ii) had any Liability for the Taxes of any Person (other than the Company) under Treasury Regulation §1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract (including Tax sharing or Tax indemnity agreement), or otherwise, other than commercial contracts entered into in the ordinary course of business that do not primarily relate to Taxes.

(h)     The Company has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Third Party.

(i)     The Company is not, and has not been, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j)     The Company is not or has not been a party to any “reportable transaction” as defined in Section 6707A(c)(1) of the Code and Treasury Regulations §1.6011-4(b).

(k)     At no time during the five-year period ending on the date hereof was the Company a “distributing corporation” or “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in any distribution intended to qualify under Section 355 of the Code.

Section 4.10.     Permits. All of the Permits held by the Company are listed on Section 4.10 of the Disclosure Schedule and are valid and in full force and effect. During the past five (5) years, no violations are or have been recorded in respect of any such Permits. No proceeding is pending or, to the Knowledge of the Company, threatened to revoke or limit any such Permit. Except as set forth on Section 4.10 of the Disclosure Schedule, the Company holds all Permits that are necessary to entitle it to own or lease, operate and/or use its assets and to carry on and conduct its business in the manner as has been and is currently conducted. During the past five (5) years, the Company has not received any written notice from any Governmental Authority regarding a violation of, conflict with, or failure to comply with, any term or requirement of any Permit. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse, or limitation of any Permit set forth on Section 4.10 of the Disclosure Schedule.

Section 4.11.     Real Property.

(a)     Section 4.11(a) of the Disclosure Schedule contains a list of the following:

(i)     All leases and subleases of real property (collectively, the “Leases”) pursuant to which the Company is the lessee;

(ii)     All Contracts (and all amendments, extensions and modifications thereto) held by the Company or contractual obligations (and all amendments, extensions and modifications thereto) on the part of the Company to acquire or dispose of any interest in real property; and

(iii)     All title searches and surveys with respect to any of the Premises within the possession or control of the Company.

(b)     Except for the Leases, there are no leases, subleases, licenses, occupancy agreements, options, rights, concessions or other Contracts or arrangements, written or oral, granting to any Person the right to purchase, use or occupy any Premises.

(c)     The Company has the right under the Leases to occupy and use the Premises. The Premises have received all required approvals of Governmental Authorities required in connection with the operation thereof in substantially the same manner as currently conducted.

(d)     The improvements constructed on the Premises, including, without limitation, all leasehold improvements, owned or leased by the Company at the Premises, are: (i) in good operating condition, subject to ordinary wear and tear, (ii) sufficient for the operation of the business of the Company in the same manner as currently conducted and (iii) in material conformity with Law. To the Knowledge of the Company, none of the improvements on the Premises encroach upon or otherwise violate the rights of any other Person. The use and operation of the Premises in the conduct of the Company’s business do not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or Contract.

(e)     No notice of default or termination under any Lease is outstanding or, to the Knowledge of the Company, threatened. During the past five (5) years, the Company has not received any written notice that it is in violation of any zoning, use, occupancy, building, wetlands or environmental regulation, ordinance or other Law relating to the Premises. During the past five (5) years, the Company has not received any written notice of, and, to the Knowledge of the Company, there is no, pending, threatened or contemplated condemnation proceeding affecting any of the Premises or of any sale or other disposition of any of the Premises in lieu of condemnation.

(f)     The Company does not own and has never owned any real property.

Section 4.12.     Intellectual Property.

(a)     Section 4.12(a) of the Disclosure Schedule contains a complete and correct list of all active registrations of, and all pending applications to register, any Patents, Marks, Copyrights and other Intellectual Property owned by the Company (the Intellectual Property set forth on Section 4.12(a) of the Disclosure Schedule, collectively, the “Company Intellectual Property”), including the jurisdictions in which such Company Intellectual Property is registered. The Company Intellectual Property is duly registered in the name of the Company, and not subject to any pending cancellation, invalidation, interference, reissue, or reexamination proceeding. The Company Intellectual Property is exclusively owned by the Company, free and clear of all Liens (except Permitted Liens and non-exclusive licenses granted by the Company to any Person, including implied licenses granted by the Company in connection with the commercial sale of products or services).

(b)     Except for shrink-wrap licenses, other licenses for off-the-shelf software or Publicly Available Software, Section 4.12(b) of the Disclosure Schedule sets forth a complete list of all licenses, sublicenses and other written agreements used in the conduct of the business of the Company under which the Company is a licensee or otherwise is authorized to use any Intellectual Property other than the Company Intellectual Property (“Licensed Intellectual Property”), true and complete copies of which have been delivered or made available to Buyer. The Company is not in material breach of or in material default under any agreements for Licensed Intellectual Property.

(c)      Except as set forth on Section 4.12(c) of the Disclosure Schedule, no claim has been asserted or threatened against the Company: (i) alleging that any Company Intellectual Property, product, process and/or method infringes on, violates, and/or misappropriates the Intellectual Property of another Person; (ii) challenging the ownership, right to use or validity of the Company Intellectual Property; or (iii) opposing or attempting to cancel the Company’s, as applicable, rights in the Company Intellectual Property. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened with respect to any Company Intellectual Property. To the Knowledge of the Company, no Person is infringing upon or otherwise violating the rights of the Company in the Company Intellectual Property. The products of the Company, as currently provided by the Company, do not infringe or misappropriate any Intellectual Property right owned by any Person.

(d)      Company owns the entire right, title and interest to and in, and has the right to use, free and clear of all licenses, restrictions and Liens, all of its Intellectual Property. Company is not in violation of the terms of any license relating to the use of any off-the-shelf or commercially available software. No third party has alleged or is presently alleging that Company is required to pay any royalty, license fee, charge or other amount with regard to any Intellectual Property. No third party has claimed or is presently claiming that any default exists under any Contract concerning Intellectual Property. To Company’s Knowledge, there are no grounds for any of the foregoing types of allegations or claims.

(e)     Except as specified in Section 4.12(e) of the Disclosure Schedule, all Persons who have contributed to the creation, invention or development of the Intellectual Property owned by Company have assigned to Company all of their rights therein. Company has used all measures necessary to maintain the secrecy of all trade secrets of Company.

(f)     Upon and after the Closing, Buyer will own or otherwise have the valid right to exploit all Company Intellectual Property used by, in the possession of, or controlled by Company as of the Closing Date upon the same terms and subject to the same conditions as exploited by Company prior to the Closing. The Company Intellectual Property constitutes all of the Intellectual Property necessary to operate the Business as it is currently conducted.

Section 4.13.     Compliance with Laws. Except as set forth on Section 4.13 of the Disclosure Schedule, the Company is, and has been, in compliance with all Laws. The Company has not received any written or, to the Knowledge of the Company, verbal notice during the past five (5) years alleging it is not in compliance with any Law.

Section 4.14.     Material Contracts.

(a)     Section 4.14 of the Disclosure Schedule sets forth a list of the following Contracts as of the date hereof to which the Company is a party and, in each case, where there are still remaining obligations on the part of any party thereto (collectively, the “Material Contracts”):

(i)     all Contracts (other than purchase orders) with suppliers pursuant to which the Company has paid more than Ten Thousand Dollars ($10,000) in the last 12 months or has any future obligation to pay more than Ten Thousand Dollars ($10,000);

(ii)     all Contracts (other than purchase orders) with customers pursuant to which the Company has received more than Ten Thousand Dollars ($10,000) in the last 12 months or expects to receive more than Ten Thousand Dollars ($10,000) in the future;

(iii)     all Contracts that require the Company to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(iv)     all Contracts providing for the Company to be the exclusive provider of any product or service to any Person;

(v)     all Contracts that relate to the acquisition or disposition of any business, any stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(vi)     all Contracts with distributors, dealers, brokers, manufacturer’s representatives, and/or sales representatives;

(vii)     all Contracts with any Governmental Authority;

(viii)     all Contracts that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time, that restricts the ability of the Company to do business with any Person or hire or solicit any Person, or that restricts the right of the Company to sell to or purchase from any Person, or that grants the other party or any third person “most favored nation” status or any type of special discount rights;

(ix)     all Contracts for any joint venture, partnership or similar arrangement by the Company;

(x)     Contracts which relate to Funded Indebtedness;

(xi)     mortgages, pledges or security agreements or similar Contracts or arrangements constituting a Lien upon the assets or properties of the Company;

(xii)     Contracts for the sale or purchase of personal property having a value individually, with respect to all sales or purchases thereunder, in excess of Ten Thousand Dollars ($10,000);

(xiii)     all Leases;

(xiv)     all Contracts that could give rise to any Transaction Expenses;

(xv)     all Contracts that provide for the indemnification by the Company of any Person or the assumption of any Tax, environmental or other Liability of any Person;

(xvi)     all employment Contracts and Contracts with independent contractors or consultants (or similar arrangements) to which the Company is a party;

(xvii)     all Contracts between or among the Company on the one hand and any Member or any Affiliate of any Member other than the Company on the other hand;

(xviii)     all Contracts relating to any Licensed Intellectual Property or Company Intellectual Property; and

(xix)     any other Contract that is material to the Company and not previously disclosed pursuant to this Section 4.14.

provided, however, that in no event shall any Contract entered into in connection with the prospective sale of the Company or its assets (such as a non-disclosure agreement or investment banking agreement) be deemed a Material Contract.

(b)     All Material Contracts are in full force and effect against the Company and each other party thereto, in each case in accordance with the express terms thereof. There does not exist under any Material Contract any material violation, breach or event of default, or alleged material violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a material violation, breach or event of default thereunder on the part of the Company or, to the Company’s Knowledge, any other party to such Material Contract, or that would permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. The Company has not, nor, to the Knowledge of the Company, has any party to any Material Contract repudiated any provision of any such Material Contract. The Company has not received written notice that any party to a Material Contract intends to cancel or terminate such Material Contract. The Company has provided complete and correct copies of all Material Contracts (including all modifications, amendments, and supplements thereto and waivers thereunder) to Buyer.

Section 4.15.     Employees.

(a)     Section 4.15(a) of the Disclosure Schedule sets forth a list of all Employees of the Company as of the date hereof and sets forth for each such individual the following as of the date hereof: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate for exempt employees and hourly rate for nonexempt employees; (v) commission, bonus or other incentive-based compensation; (vi) accrued and unused paid vacation and other paid leave; and (vii) a description of any other compensation or benefits provided to each such individual. All compensation, including wages, commissions, bonuses, fees and other compensation, payable to all employees, independent contractors or consultants of the Company for services performed on or prior to the Closing has been paid in full (or accrued in full in the Estimated Closing Working Capital) and there are no outstanding Contracts, understandings or commitments of the Company with respect to any compensation, commissions, bonuses, or fees.

(b)     Section 4.15(b) of the Disclosure Schedule sets forth a list of: (i) all employment agreements to which the Company is a party as of the date hereof, and (ii) all other Contracts that entitle any Employee to compensation, severance, or other consideration as a result of the acquisition by any Person of control of the Company. To the Company's knowledge, no Employee intends to terminate employment with the Company. The Company does not have a present intention to terminate the employment of any of its Employees.

(c)     The Company is not and has never been a party to any collective bargaining agreement, nor has it made any proposals regarding the terms of any collective bargaining agreement, nor has a union ever represented any of the Company’s employees or former employees. The Company is not subject to any: (i) unfair labor practice complaint pending before a Governmental Authority or, to the Knowledge of the Company, threatened before the applicable Governmental Authority; (ii) pending or, to the Knowledge of the Company, threatened labor strike, slowdown, work stoppage, lockout, or other organized labor disturbance, or (iii) to the Knowledge of the Company, union organization efforts or attempts by any union to represent Employees as a collective bargaining agent.

(d)     Except as set forth on Schedule 4.15(d) of the Disclosure Schedule, there are no claims, disputes, grievances, Legal Proceedings, or controversies pending or, to the Knowledge of the Company, threatened involving any Employee or group of Employees. To the Knowledge of the Company, there are no threats, charges, investigations, Legal Proceedings, administrative proceedings or formal complaints of discrimination (including discrimination based upon sex, age, marital status, race, national origin, sexual orientation, disability or veteran status) pending before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, or any other Governmental Authority against the Company pertaining to any Employee. There are no pending internal harassment investigations being conducted by or on behalf of the Company, nor is there any basis for any such investigation.

(e)     The Company is not delinquent in payments to any of its employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, or other compensation for any service performed for it or amounts required to be reimbursed to such employees, consultants or independent contractors. The Company has been and is in compliance with Laws regarding employment and employment practices, including all applicable Laws relating to wages, hours, paid sick leave, overtime, collective bargaining, employment discrimination, civil rights, safety and health, workers' compensation, pay equity, classification of employees and independent contractors, and the collection and payment of withholding and/or social security Taxes. During the last six years, the Company has received no notice of any claim that it has not complied with any of the foregoing or that it is liable for any arrears, wages, Taxes, penalties, or interest for failure to comply with any of the foregoing.

(f)     During the past two (2) years, the Company has not effectuated: (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state or local Law) affecting any Premises or (ii) a “mass layoff” (as defined in the WARN Act, or any similar state or local Law) affecting any Premises.

(g)     To the Company’s Knowledge, no employee of the Company is subject to any non-compete, non-disclosure, confidentiality, employment, consulting, or similar Contract with any Person (other than the Company) that would adversely affect the ability of the Company to conduct its business or restricts the scope or type of work in which he or she may be engaged other than for the benefit of the Company. To the Company’s knowledge, none of its employees are obligated under any Contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would materially interfere with such employee’s ability to promote the interest of the Company or that would conflict with the Company’s business.

Section 4.16.     Employee Benefits.

(a)     Each Benefit Plan is set forth on Section 4.16(a) of the Disclosure Schedule. The Company has made available to Buyer the following documents with respect to each Benefit Plan, as applicable: (i) correct and complete copies of the governing plan document, including all amendments thereto, and all related trust documents, (ii) a written description of any Benefit Plan that is not set forth in a written plan document, (iii) the most recent summary plan description together with any summary or summaries of material modifications thereto, and (iv) the most recent favorable determination or opinion letter issued by the Internal Revenue Service.

(b)     Each Benefit Plan has been maintained and operated in all material respects in accordance with its terms, and each Benefit Plan, the Company, and all Persons that are or were considered a single employer with the Company under Code Section 414 (“ERISA Affiliates”) have at all times complied with all applicable Laws, including, but not limited to, ERISA, the ACA, and the Code. The Company has not incurred, and will not incur, any Liability under Section 4980H of the Code with respect to any period ending on or prior to the Closing Date.

(c)     No Legal Proceeding (excluding routine claims for benefits) has been brought or is pending or, to the Knowledge of the Company, threatened against or with respect to any Benefit Plan. Neither the Company, an ERISA Affiliate, nor any fiduciary or administrator of a Benefit Plan has taken any action with respect to such Benefit Plan which could reasonably be expected to subject the Company to any material tax or penalty under Code Section 4975 or ERISA Section 502(i), and there have been no prohibited transactions as defined under Code Section 4975 or ERISA Section 406 with respect to any Benefit Plan.

(d)     Each Benefit Plan that is intended to be “qualified” under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualified status, and the exempt status of its accompanying trust under Section 501(a) of the Code, and, to the Knowledge of the Company, nothing has occurred that could jeopardize the qualified status of any such Benefit Plan or the exempt status of any such trust.

(e)     No Benefit Plan is currently under audit, administrative review, examination by, nor is any matter pending before, the IRS, EBSA, PBGC or any quasi-governmental agency.

(f)     All benefits, contributions, premiums, and any other amounts required by and due under or in respect of the terms of each Benefit Plan or applicable Laws, or payable to any Benefit Plan insurer or service provider, have in each case been timely paid in all respects. The Company and each ERISA Affiliate’s Liability with respect to each Benefit Plan has been fully funded based on reasonable and proper actuarial assumptions, has been fully insured, or has been fully reserved for on its financial statements.

(g)     Each Benefit Plan that constitutes a “non-qualified deferred compensation plan” subject to Code Section 409A complies in all respects with Code Section 409A, no amount under any such Benefit Plan is or has been subject to the interest and additional tax set forth under Code Section 409A(a)(1)(B), and there is no obligation to reimburse or otherwise “gross-up” any Person for the interest or additional tax set forth under Code Section 409A(a)(1)(B).

(h)     Except as provided in Section 4.16(a) of the Disclosure Schedule, (i) neither the Company nor any ERISA Affiliate has contributed to or been required to contribute to a “multi-employer plan” within the meaning of Section 3(37) of ERISA, (ii) no Benefit Plan is maintained in connection with any trust described in Section 501(c)(9) of the Code, is a multiemployer welfare arrangement under Section 3(40) of ERISA or a multiple employer plan under Code Section 413(c), (iii) no Benefit Plan is subject to minimum funding standards under Section 302 of ERISA or Section 412 of the Code, and neither the Company nor any ERISA Affiliate has or is expected to have any Liability for minimum funding requirements under Section 302 of ERISA or Section 412 of the Code, and (iv) no Benefit Plan is subject to Title IV of ERISA and neither the Company nor any ERISA Affiliate has or is expected to have Liability under Title IV of ERISA.

(i)     No Benefit Plan provides for post-termination health or life insurance benefits to current or former employees, independent contractors, retirees or their respective spouses and other dependents, other than coverage required under Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA, or similar state Law.

(j)     Except as set forth on Section 4.16(g) of the Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event) will: (i) give rise to any Liability under any Benefit Plan, (ii) entitle any Person to any payment, forgiveness of indebtedness, vesting, distribution, or increase in benefits under or with respect to any Benefit Plan, (iii) otherwise trigger any acceleration of vesting or payment of benefits under or with respect to any Benefit Plan, (iv) trigger any obligation to fund any Benefit Plan, or (v) trigger any parachute payment under Code Section 280G.

Section 4.17.     Environmental Compliance. Except as set forth on Section 4.17 of the Disclosure Schedule:

(a)     The Company (i) possesses all material Governmental Authorizations required by applicable Laws relating to pollution or protection of the environment (“Environmental Laws”), and (ii) are in compliance in all material respects with all terms and conditions of such Governmental Authorizations and all Environmental Laws.

(b)     The Company has not received any written notice regarding any actual or alleged material violation by the Company of Environmental Laws, or any investigatory, remedial or corrective obligations of the Company under Environmental Laws, relating to any of the Premises arising under Environmental Laws that is pending and unresolved.

(c)     There are no pending or, to the Knowledge of the Company, threatened orders, writs, judgments, awards, injunctions or decrees of any Governmental Authority or Legal Proceedings involving Environmental Laws against the Company.

(d)     The Company has not assumed, undertaken, or provided an indemnity with respect to any material or potentially material Liability of any other Person under Environmental Laws.

(e)     The Company has provided to Buyer true and complete copies of any and all material documents, correspondence, pleadings, reports, assessments, analytical results, audits, or other documents concerning Environmental Laws in its possession or control relating to the Real Property.

(f)     There has been no Release or threat of Release on, about, to or from the any real property that is or was owned, leased or operated by the Company (the “Real Property”).

(g)     Neither the Company nor any other party has generated, recycled, used, treated or stored on, transported to or from, or disposed on, the Real Property any substances regulated as hazardous waste pursuant to any applicable Environmental Laws.

(h)     No Real Property is listed or proposed for listing on the National Priorities List under CERCLA or on any similar federal, state or foreign list of sites requiring investigation or clean-up, and Seller has not received any requests for information pursuant to 104(e) of CERCLA or any state counterpart or equivalent.

(i)     There are no underground storage tanks or sumps located on the Real Property.

Section 4.18.     Litigation. Except as set forth on Section 4.18 of the Disclosure Schedule, there is no Legal Proceeding (a) presently pending against or by the Company, or against or by any Affiliate of the Company involving the Company (or for which the Company could have an indemnification obligation), or (b) to the Knowledge of the Company, threatened against or by the Company or against or by any Affiliate of the Company involving the Company (or for which the Company could have an indemnification obligation). No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Legal Proceeding. The Company is not subject to any outstanding Order. During the past five (5) years, the Company has not received any written notice or other written communication from any Governmental Authority regarding any actual or alleged violation of, or failure to comply with, any term or requirement of any Order to which the Company is subject.

Section 4.19.     Insurance. The Company has made available to Buyer all of the material insurance policies or binders for which the Company is a policyholder and which has a policy term that includes the date hereof (“Insurance Policies”), and all Insurance Policies are set forth on Section 4.19 of the Disclosure Schedule. All Insurance Policies are in full force and effect in accordance with their terms and all premiums with respect thereto covering all periods up to and including the Closing Date have been paid or will be paid when due. No material default exists with respect to the obligations of the Company under any such Insurance Policies. The Company has not received any written notice of cancellation, material change in premium or denial of renewal in respect of any of the Insurance Policies. The Insurance Policies do not provide for any retrospective premium adjustment or other experience-based Liability on the part of the Company. All Insurance Policies (a) are valid and binding in accordance with their terms; (b) are provided by carriers that are financially solvent; and (c) have not been subject to any lapse in coverage. Except as set forth on Section 4.19 of the Disclosure Schedule, there are no claims pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. The Insurance Policies are sufficient for compliance with all applicable Laws and Contracts to which the Company is a party or by which it is bound. This Section 4.19 shall not apply to any Benefit Plans or other employee benefit arrangements.

Section 4.20.     Properties. The Company has good and valid legal title to all of the properties and assets it purports to own, whether real, personal, tangible or intangible, free and clear of all Liens (except Permitted Liens). The Company owns, leases, licenses or otherwise has the valid right to use all of the assets, properties and rights necessary to conduct its business as presently being conducted. All material items of machinery, equipment, and other tangible assets of the Company are in good operational condition, normal wear and tear excepted, have been regularly and properly serviced and maintained in a manner that would not void or limit the coverage of any warranty thereon, and are adequate and fit to be used for the purposes for which they are currently used in the manner they are currently used. All inventory of the Company, whether or not reflected in the Most Recent Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective, or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All such inventory is owned by the Company free and clear of all Liens, and no inventory is held on a consignment basis. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Company.

Section 4.21.     Transactions with Affiliates. Except (a) for this Agreement and the Transaction Documents and the transactions contemplated hereby or thereby, (b) as contemplated by Section 6.10, (c) employment related compensation and benefits; and (d) as set forth on Section 4.21 of the Disclosure Schedule, no Member or Affiliate thereof (i) owns any direct or indirect interest of any kind in, or controls or has controlled, or is a manager, officer, director, Member, member or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, vendor, customer, landlord, tenant, creditor or debtor of the Company, (ii) owns or has an interest in, directly or indirectly, any property, asset or right, which is material to the Company, (iii) owes any money to or is owed any money by the Company (except for employment-related compensation received or payable in the ordinary course of business), or (iv) is a party to a Contract, or is involved in any business arrangement or other relationship, with the Company (whether written or oral), nor has the Company pledged any assets or guaranteed any obligations on behalf of any such Person.

Section 4.22.     Bank Accounts. Section 4.22 of the Disclosure Schedule sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company maintains accounts of any nature, the account numbers of all such accounts and the names of all persons authorized to draw thereon or make withdrawals therefrom.

Section 4.23.     Suppliers and Customers.

(a)     Section 4.23(a) of the Disclosure Schedule sets forth a list of the twenty (20) largest customers of the Company for each of the twelve (12) month periods ended December 31, 2018, December 31, 2017, and December 31, 2016 and for the six (6) month period ended June 30, 2019, in each case, as measured by the dollar amount of revenues recognized by the Company, in the aggregate, during each of such periods, and showing the amount of revenues recognized by the Company (as applicable) from such customer during each such period. The customers listed in Section 4.23(a) of the Disclosure Schedule are referred to as the “Material Customers.” To the Knowledge of the Company, there are no bankruptcies filed by, on behalf of, or against any Material Customer. To the Knowledge of the Company, no Material Customer intends to cancel or materially change the terms of any Contract with the Company or its use or purchase of goods or services of the Company to the detriment of the Company in the future.

(b)     Section 4.23(b) of the Disclosure Schedule sets forth a list of the ten (10) largest suppliers (“Material Suppliers”) of the Company, as measured by the dollar volume of purchases from such suppliers by the Company, in the aggregate, during the twelve (12) month period ended December 31, 2018, showing the amount of payments made by the Company to each such supplier during such period. To the Knowledge of the Company, there are no bankruptcies filed by, on behalf of, or against any Material Supplier. To the Knowledge of the Company, no Material Supplier intends to cancel or materially change the terms of any Contract with the Company, or its provision of goods or services to the Company to the detriment of the Company in the future, including by way of a price increase or otherwise.

Section 4.24.     Foreign Corrupt Practices Act. Neither the Company nor, to the Knowledge of the Company, any director, officer or employee of the Company, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, domestic or foreign, regardless of form, whether in money, property, or services (i) in violation of any Law, or (ii) to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (b) violated any applicable export control, money laundering or anti-terrorism Law, or otherwise taken any action that would be in violation of the Foreign Corrupt Practices Act of 1977, (c) established or maintained any fund or asset with respect to the Company that has not been recorded in its books and records or (d) made any illegal consideration to purchasing agents or other representatives of customers in respect of sales made or to be made by the Company.

Section 4.25.     Product Warranty; Products Liability. Except as set forth on Section 4.25 of the Disclosure Schedule:

(a)     Each product manufactured, sold or distributed or service provided by the Company has been in conformity with all product specifications, all express and implied warranties and all applicable Laws. The Company does not have Liability for replacement or repair of any such products or other damages in connection therewith or any other customer or product obligations not reserved against on the Most Recent Balance Sheet. The Company has not made any changes or alterations to any of its product designs since January 1, 2014. The Company has complied with all written information and documentation provided or made available to Buyer with respect to the analysis, validation, and testing of its products and product designs and its quality control policies and procedures.

(b)     There exist no Legal Proceedings and, to the Knowledge of the Company, there are no threatened Legal Proceedings, against the Company for injury to any Person or property suffered as a result of any product manufactured, sold or distributed by the Company. The Company has not received any notice regarding any violation of Law, Contractual commitment or Liability for personal injury with respect to any product manufactured, sold or distributed by the Company. No product manufactured, sold, or distributed by the Company has been the subject of any recall or other similar action and no event has occurred that would (with or without notice or lapse of time) give rise to or serve as a basis for any such recall or other similar action relating to any such product.

Section 4.26.     Accounts Receivable. The accounts receivable reflected on the Most Recent Balance Sheet and the accounts receivable arising after the Most Recent Balance Sheet Date (a) have arisen from bona fide transactions entered into by the Company involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; (b) constitute only valid, undisputed claims of the Company not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice; and (c) subject to a reserve for bad debts shown on the Most Recent Balance Sheet or, with respect to accounts receivable arising after the Most Recent Balance Sheet Date, on the accounting records of the Company, are collectible in full within 90 days after billing. The reserve for bad debts shown on the Most Recent Balance Sheet or, with respect to accounts receivable arising after the Most Recent Balance Sheet Date, on the accounting records of the Company have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

Section 4.27.     Brokers’ Fees. Except as set forth on Section 4.27 of the Disclosure Schedule, the fees and commissions of which shall be a Transaction Expense, the Company is not obligated to pay any fee or commission to any broker, finder or intermediary, for or on account of the transactions contemplated by this Agreement.

Section 4.28.     Full Disclosure. No representation or warranty by the Company in this Agreement and no statement contained in the Disclosure Schedule to this Agreement or any certificate or other document furnished or to be furnished to Buyer pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to the Company and the Members to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer hereby represents and warrants to the Company and the Members as follows:

Section 5.1.     Organization and Power. Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of South Dakota. Buyer has the corporate power and corporate authority to own or lease its assets and to carry on its business in substantially the same manner as currently conducted.

Section 5.2.     Authority and Enforceability. Buyer has the corporate power and corporate authority to execute, deliver and perform this Agreement and the Transaction Documents. The execution, delivery and performance of this Agreement and the Transaction Documents by Buyer have been duly authorized and approved by its board of directors and do not require any further authorization or consent of its sole shareholder. This Agreement has been, and as of Closing the Transaction Documents will have been, duly authorized, executed and delivered by Buyer and (assuming the valid authorization, execution and delivery of this Agreement by the Company, the Members, and the Member Representative) is the legal, valid and binding agreement of Buyer, and is Enforceable against Buyer.

Section 5.3.     Conflicts. The execution and delivery by Buyer of this Agreement and the Transaction Documents, and the performance by it of its obligations hereunder and thereunder, does not and will not:

(a)     violate any provision of the organizational documents of Buyer;

(b)     to the knowledge of Buyer, violate any provision of Law;

(c)     require a registration, filing, application, notice, consent, approval, order, qualification, authorization, designation, declaration or waiver with, to or from any Governmental Authority; or

(d)     (i) require a consent, approval or waiver from, or notice to, any party to any Contract to which Buyer is a party, or (ii) result in a breach of, constitute a default under, or result in the acceleration of material obligations, loss of material benefit or increase in any material liabilities or fees under, or create in any party the right to terminate, cancel or modify, any Contract to which Buyer is a party.

Section 5.4.     No Litigation. There is no Legal Proceeding pending or, to the knowledge of Buyer, threatened, against Buyer or its Affiliates which would reasonably be expected to prevent, hinder or delay the consummation of any of the transactions contemplated hereby. There is no Legal Proceeding pending or, to the knowledge of Buyer, threatened, that questions the legality or propriety of the transactions contemplated by this Agreement.

Section 5.5.     Financial Capability. Buyer has sufficient funds and adequate financial resources to satisfy its monetary and other obligations (including to consummate the purchase and sale of the Shares) under this Agreement. Buyer acknowledges that the obligations of Buyer under this Agreement are not contingent upon or subject to any conditions regarding Buyer’s, its Affiliates’, or any other Person’s ability to obtain financing for the consummation of the transactions contemplated hereby.

Section 5.6.     Investment Representations.

(a)     Buyer is acquiring the Units solely for investment purposes and not with a view to, or for sale in connection with, any distribution thereof in violation of any Law (including the Securities Act of 1933 (the “Securities Act”)), and Buyer is an “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act.

(b)     Buyer acknowledges the Units are not registered under the Securities Act or any other applicable securities or “blue-sky” Laws, and that the Units may not be transferred or sold except pursuant to the registration provisions of such Securities Act or pursuant to an applicable exemption therefrom and pursuant to any other applicable securities or “blue-sky” Laws.

(c)     There are no existing Contracts pursuant to which Buyer will divest or otherwise dispose of the Units or the assets of or equity in, or by any other manner, the Company.

Section 5.7.     R&W Insurance Policy. Buyer has obtained, at Buyer’s sole expense, third-party insurance in respect of certain inaccuracies or breaches of the representations and warranties made by the Members and the Company in this Agreement and in respect of the Members’ indemnification obligations with respect to Taxes (the “R&W Insurance Policy”), which R&W Insurance Policy is in full force and effect. A true and complete copy of the R&W Insurance Policy is attached hereto as Exhibit B. Buyer has reviewed the R&W Insurance Policy and fully understands the effect of the R&W Insurance Policy, including the exclusions described in such policy. The waiver of subrogation rights contained in Section 12 of such R&W Insurance Policy shall not be amended without the prior written consent of the Member Representative.

Section 5.8.     Brokers’ Fees. Except for such fees and commissions as will be paid by Buyer or its Affiliates, neither Buyer nor any Affiliate thereof has become obligated to pay any fee or commission to any broker, finder or intermediary, for or on account of the transactions contemplated by this Agreement.

ARTICLE 6
COVENANTS

Section 6.1.     Public Disclosure. Notwithstanding anything to the contrary contained in this Agreement, except as may be required to comply with the requirements of any applicable Law, from and after the date hereof, no party shall make any press release or similar public announcement or public communication relating to this Agreement unless specifically approved in advance by Buyer and the Member Representative, which approval shall not be unreasonably withheld, conditioned or delayed. Nothing contained in this Agreement will prohibit any advisor to the Company from issuing or causing publication following the Closing of any tombstone or similar advertisement in customary form, provided that no such tombstone or similar advertisement shall contain information regarding the Purchase Price and provided further that Buyer shall have the right to approve any such tombstone or advertisement prior to publication, which approval shall not be unreasonably withheld or delayed.

Section 6.2.     Restrictive Covenants. DeZonia and each Member agrees that, during the Period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date (the “Restrictive Period):

(a)     Non-Competition. Neither DeZonia nor any Member shall, directly or indirectly (including through any Affiliate or Representative), whether as a sole proprietor, owner, officer, director, employee, consultant, agent, representative, or otherwise, (a) engage anywhere in North America in the business of designing, manufacturing, marketing, distributing, and/or selling vehicle bodies, work trucks, and/or any accessories for vehicle bodies or work trucks (the “Restricted Business”), or (b) own, manage, control, or participate in the ownership, management, or control of, lend money or capital to or invest capital in, any business or Person that engages in a Restricted Business anywhere in North America; provided, however, neither DeZonia nor such Member shall be prohibited from owning up to two percent (2%) of the outstanding stock of a corporation that is publicly traded on a national securities exchange or in the over-the-counter market so long as DeZonia or such Member has no participation in such corporation other than purely passive ownership of such stock.

(b)     Non-Solicitation of Customers. Neither DeZonia nor any Member shall, directly or indirectly (including through any Affiliate or Representative) solicit or entice, or attempt to solicit or entice, any clients or customers of the Company or any of its Affiliates or potential clients or customers of the Company or any of its Affiliates for purposes of diverting their business or services from the Company, or otherwise interfere in any material respect with the business relationships (whether formed prior to or after the date of this Agreement) between the Company or any of its Affiliates and their respective customers or suppliers.

(c)     Non-Solicitation of Employees. Neither DeZonia nor any Member shall, directly or indirectly (including through any Affiliate or Representative), (a) induce or attempt to induce any employee of the Company or any of its Affiliates to leave the employ of the Company or such Affiliate, or (b) hire any person who was an employee of the Company or any of its Affiliates at any time from the date hereof through the end of the Restrictive Period.

(d)     From and after the Closing, DeZonia and each Member shall hold in confidence and shall not disclose or use for his or her own benefit any and all information, whether written or oral, concerning the Company, including this Agreement and the other Transaction Documents, except to the extent that DeZonia or a Member can show that such information (a) is generally available to and known by the public through no fault of DeZonia, any Member, any Affiliates of a Member, or their respective Representatives; or (b) is lawfully acquired by DeZonia, such Member, any of his or her Affiliates or their respective Representatives from and after the Closing from sources that are not prohibited from disclosing such information by a legal, contractual, or fiduciary obligation. If DeZonia, any Member, any of his or her Affiliates, or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, DeZonia or such Member, as the case may be, shall promptly notify Buyer in writing and shall disclose only that portion of such information DeZonia or such Member is advised by its counsel in writing is legally required to be disclosed, provided that DeZonia and such Member shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

(e)     DeZonia and each Member agrees that the covenants and undertakings contained in this Section 6.2 are reasonable and necessary to protect the legitimate interests of Buyer (including the significant goodwill of the Company being acquired by Buyer), constitute a material inducement to Buyer to enter into this Agreement and consummate the transactions described in this Agreement, relate to matters which are of a special, unique and extraordinary character, and a violation of any of the terms of this Section 6.2 could cause irreparable injury to Buyer, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Accordingly, the remedy at law for any breach of this Section 6.2 will be inadequate. Therefore, Buyer will be entitled to a temporary and permanent injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach or threatened breach of this Section 6.2, without the need to post bond. The parties agree that, if any court of competent jurisdiction determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 6.2 is unreasonable, arbitrary or against public policy, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product, or service, or other limitations permitted by applicable Law. The covenants contained in this Section 6.2 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 6.3.     Release.

(a)     Buyer agrees that, effective as of the Closing Date, the Company shall be deemed to have released and discharged each Member and such Member’s successors and assigns from any and all claims, demands, liabilities, damages, debts, obligations, assessments, liens, penalties, costs, fees and causes of action, whether known or unknown, liquidated or contingent, relating to, arising out of or in any way connected with the dealings of the Company and such Person from the beginning of time through the Closing Date, it being understood, however, that such release shall not operate to release such Person from any indemnity obligations, if any, under Article 8 or any other obligations of such Person pursuant to this Agreement or any Transaction Document. Buyer acknowledges that the Laws of many states (including Section 1542 of the California Civil Code) provide substantially the following: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.” Buyer acknowledges that such provisions are designed to protect a party from waiving claims which it does not know exist or may exist. Nonetheless, Buyer agrees that, effective as of the Closing Date, the Company and Buyer shall be deemed to waive any such provision. Buyer further agrees that neither Buyer nor the Company shall, nor permit any Affiliate thereof to, (a) institute a lawsuit or other legal proceeding based upon, arising out of, or relating to any of the released claims, (b) participate, assist, or cooperate in any such proceeding or (c) encourage, assist and/or solicit any third party to institute any such proceeding.

(b)     DeZonia and each Member agrees that, effective as of the Closing Date, DeZonia and all Members shall be deemed to have released and discharged the Company, Buyer, and their respective Affiliates, successors, and assigns from any and all claims, demands, liabilities, damages, debts, obligations, assessments, liens, penalties, costs, fees and causes of action, whether known or unknown, liquidated or contingent, relating to, arising out of or in any way connected with the dealings of DeZonia or a Member, on one hand, and any such Person, on the other hand, from the beginning of time through the Closing Date, it being understood, however, that such release shall not operate to release Buyer from any indemnity obligations, if any, under Article 8 or any other obligations of Buyer pursuant to this Agreement or any Transaction Document. DeZonia and each Member acknowledges that the Laws of many states (including Section 1542 of the California Civil Code) provide substantially the following: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.” DeZonia and each Member acknowledges that such provisions are designed to protect a party from waiving claims which it does not know exist or may exist. Nonetheless, DeZonia and each Member agrees that, effective as of the Closing Date, DeZonia and such Member shall be deemed to waive any such provision. DeZonia and each Member further agrees that neither he, she, nor any Person acting or purporting to act on behalf of him or her (including any heirs or beneficiaries) shall, (a) institute a lawsuit or other legal proceeding based upon, arising out of, or relating to any of the released claims, (b) participate, assist, or cooperate in any such proceeding or (c) encourage, assist and/or solicit any third party to institute any such proceeding.

Section 6.4.     Access to Records after Closing.

(a)     For a period of ten (10) years after the Closing Date, each Member and its Representatives shall have reasonable access to all of the books and records of the Company, to the extent that such access may reasonably be required in connection with matters relating to or affected by the operations of the Company prior to the Closing Date, including the preparation of the Member’s financial reports or Tax Returns, any Tax audits, the defense or prosecution of Legal Proceedings, and any other reasonable need of the Member to consult such books and records. Such access shall be afforded by Buyer upon receipt of reasonable advance notice and during normal business hours and at the Members’ sole cost and expense. In addition, if Buyer or the Company, or any of their respective Affiliates, shall desire to dispose of any of such books or records prior to the expiration of such ten (10) year period, Buyer shall, prior to such disposition, give the Members a reasonable opportunity to segregate and remove such books and records as the Members may select, at such Members’ sole cost and expense.

(b)     Any Member may retain copies of any Contracts, documents or records of the Company: (i) which are required to be retained by such Member pursuant to applicable Law, or (ii) which are necessary for such Member’s Tax purposes.

Section 6.5.     Directors’ and Officers’ Indemnification and Exculpation.

(a)     Buyer agrees that all rights to indemnification and exculpation for acts or omissions occurring prior to the Closing now existing in favor of the current or former directors or officers (or persons holding similar positions) of the Company who have the right to indemnification or exculpation by the Company (collectively, the “Covered Persons”) as provided in its Organizational, indemnity or indemnification agreements disclosed in the Disclosure Schedule, or as provided under Law shall survive the transactions contemplated hereby and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Closing.

(b)     The provisions of this Section 6.5 are (i) intended to be for the benefit of, and shall be enforceable by, each Covered Person and each other Person entitled to indemnification or coverage under a policy referenced in this Section 6.5, and each such Person’s heirs, legatees, representatives, successors and assigns, it being expressly agreed that such Persons shall be third party beneficiaries of this Section 6.5, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

(c)     If Buyer or its successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Buyer shall assume all of the obligations of Buyer set forth in this Section 6.5.

Section 6.6.     Claims Made Insurance. At or prior to the Closing, the Company shall purchase tail insurance for each policy set forth on Section 6.6 of the Disclosure Schedule, on the terms set forth in such Schedule. Buyer shall, and shall cause the Company to, (i) upon the request of the Member Representative, make any claim for coverage under any such policy and take any action reasonably requested by the Member Representative to obtain reimbursement for covered losses under any such policy or to otherwise enforce any such policy or any provision thereof, (ii) promptly inform the Member Representative of any communication received by Buyer or the Company from, or given by Buyer or the Company to, any Person issuing any such insurance policy, (iii) permit the Member Representative to review any written communication from any such insurance provider and permit the Member Representative to review, before submission, any written communication to such insurance provider, (iv) consult with the Member Representative in advance of any meeting or conference with such insurance provider and, to the extent permitted by such insurance provider, give the Member Representative the opportunity to attend and participate, (v) upon the Member Representative’s request, promptly furnish to the Member Representative certificates of insurance evidencing such policy and (vi) not agree to settle or compromise any claim under such policy without the Member Representative’s prior written consent.

Section 6.7.     Employment Matters.

(a)     For a period of no less than one year following the Closing Date (the “Continuation Period”), Buyer shall, or shall cause its Affiliates (including the Company following the Closing) to, maintain the terms and conditions of employment of each of the Employees on terms and conditions that are no less favorable to each Employee than the terms and conditions of employment of such Employee provided by the Company immediately prior to the Closing, including terms relating to salary, incentive compensation opportunities, medical benefits, fringe benefits, work location and position. In addition, and without limiting the immediately preceding sentence, during the Continuation Period, Buyer shall offer, or shall cause its Affiliates (including the Company following the Closing) to offer, each Employee participation in either the Benefit Plans, or employee benefit plans, agreements, programs, policies and arrangements of Buyer or any of its Affiliates (the “Buyer Plans”), in either case, that shall be no less favorable in the aggregate than the Benefit Plans and other employee benefit plans, programs and arrangements in effect immediately prior to the Closing with respect to such Employee. From and after the Closing, Buyer shall, or shall cause its Affiliates or the Company to, (i) provide coverage for Employees and their eligible dependents under its or their medical, dental and health plans without interruption of coverage; (ii) cause there to be waived any pre-existing condition, actively at work requirements, waiting periods and any other similar restriction; and (iii) cause the Buyer Plans to honor any expenses incurred by the Employees and their eligible dependents under similar plans of the Company prior to the Closing in the plan year in which the Closing occurs for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses, and with respect to any lifetime maximums, as if there had been a single continuous employer. Nothing herein shall prevent Buyer, its Affiliates or the Company from terminating the employment of any Employee during the Continuation Period, provided that Buyer complies with the provisions of this Section 6.7.

(b)     For purposes of eligibility, level of benefits, vesting and benefit accruals (other than benefit accruals under a defined benefit pension plan) under each Buyer Plan in which Employees are eligible to participate following the Closing, Buyer shall, and shall cause its Affiliates or the Company to, give each Employee full credit under each such Buyer Plan for all service with the Company, their Affiliates and any predecessor employer prior to the Closing to the same extent as such service was recognized for such purpose by the Company and/or its Affiliates prior to the Closing; provided, however, that such service shall not be credited to the extent that it would result in a duplication of benefits.

(c)     Notwithstanding any other provision of this Agreement, nothing contained in this Section 6.7(c) shall (i) be deemed to be the adoption of, or an amendment to, any employee benefit plan, program, arrangement, contract or practice, or otherwise limit the right of the Company, Buyer or their respective Affiliates, to amend, modify or terminate any employee benefit plan, program, arrangement, contract or practice or (ii) give any third party any right to enforce the provisions of this Section 6.7.

Section 6.8.     Tax Matters.

(a)     Buyer shall prepare or cause to be prepared all income Tax Returns required or permitted to be filed by the Company for taxable periods ending prior to or on the Closing Date which are to be filed after the Closing Date (the “Member Returns”) in a manner consistent with the Company’s past practice, except as otherwise required by applicable Law, and in accordance with the provisions of this Agreement. For the avoidance of doubt, the Member Returns shall not include any personal tax return of the Members. The Company shall pay for the costs and expenses of preparing and filing all Member Returns and, subject to the provisions of Article 8, the Company shall pay all Taxes reflected as due and payable on all Member Returns. The parties shall make available to each other (and to their respective accountants and attorneys) any and all books and records and other documents and information in its possession or control relating to the Company reasonably requested by such Persons in order to prepare or review such Member Returns. The Member Representative shall be permitted to file amended Tax Returns of the Company for taxable periods ending prior to or on the Closing Date, provided that no amendment of any such Tax Return shall be made without prior written consent of Buyer, which consent may not be unreasonably withheld, conditioned or delayed.

(b)     Except for Member Returns, Buyer shall prepare or cause to be prepared and shall cause the Company to file all Tax Returns of the Company for periods ending prior to or on the Closing Date which are to be filed after the Closing Date (provided that no amendment of any such Tax Return shall be made without prior written consent of the Member Representative, which consent may not be unreasonably withheld, conditioned or delayed) in a manner consistent with the Company’s past practice, except as otherwise required by applicable Law, and in accordance with the provisions of this Agreement; and, subject to the provisions of Article 8, the Company shall pay all Taxes reflected as due and payable on all such Tax Returns. Buyer shall permit the Member Representative to review and comment on each Tax Return described in the preceding sentence prior to filing, and each such Tax Return shall be subject to review and approval by the Member Representative (which approval shall not be unreasonably withheld) prior to filing.

(c)     Buyer shall prepare and file or cause to be prepared and filed when due all Tax Returns for the Company required to be filed for all periods beginning on or after the Closing Date. Buyer shall pay and be liable for (or shall cause the Company to pay) all Taxes of the Company with respect to such periods or which arise in respect of any event, action, or transaction which occurred during such periods.

(d)     Buyer shall prepare and file or cause to be prepared and filed when due any Tax Returns of the Company for Tax periods which begin before the Closing Date and end after the Closing Date (each such period, a “Straddle Period”) in a manner consistent with the Company’s past practice, except as otherwise required by applicable Law, and in accordance with the provisions of this Agreement; and, subject to the provisions of Article 8, the Company shall pay all Taxes reflected as due and payable on all such Tax Returns. Buyer shall permit the Member Representative to review and comment on each Tax Return described in the preceding sentence prior to filing, and each such Tax Return shall be subject to review and approval by the Member Representative (which approval shall not be unreasonably withheld) prior to filing. For purposes of this Section 6.8(d), in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date (the “Pre-Closing Straddle Period Taxes”) shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and (ii) in the case of any Tax based upon or related to income or receipts be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date.

(e)     Any credits, refunds and other recoveries of Pre-Closing Straddle Period Taxes, or any Taxes with respect to periods ending prior to or on the Closing Date, shall belong to the Members and be paid to them promptly upon any credit thereof to, or receipt or recovery thereof by, Buyer, the Company or any of their Affiliates. Any credits, refunds or recoveries of Company Taxes for a Straddle Period (other than Pre-Closing Straddle Period Taxes) shall belong to the Company. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Company.

(f)     Buyer shall promptly notify the Member Representative following receipt of any notice of audit or other proceeding relating to any Member Return or any other federal or state Tax Return filed on or before the Closing Date (together with all Member Returns, the “Prior Period Returns”). The Member Representative shall control any and all audits or other proceedings and litigation relating to any Prior Period Return, including the filing of an amended Tax Return, and Buyer and the Member Representative shall have joint control of any and all audits or other proceedings and litigation relating to a Tax Return for a Straddle Period, including the filing of an amended Tax Return. Neither the Member Representative nor Buyer shall settle or compromise an audit or other proceeding or litigation relating to a Tax Return for a Straddle Period without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed. If Buyer receives a notice of final partnership adjustment (as described in Code Section 6231(a)) for the Company with respect to any Tax period ending on or before the Closing Date, Buyer shall make the election under Code Section 6226 (the “Push-Out Election”). Buyer shall make such Push-Out Election no later than thirty (30) days after receiving the notice of final partnership adjustment and shall provide to the Member Representative each Member’s share of any adjustment to a partnership-related item as determined in the notice of final partnership adjustment.

(g)     The parties shall cooperate (and cause their respective Affiliates to cooperate) fully, as and to the extent reasonably requested by the other parties, in connection with the preparation and filing of Tax Returns pursuant to this Section 6.8 and any Tax audit, litigation or other proceeding with respect to Taxes and payments in respect thereof. Such cooperation shall include the retention and (upon the other parties’ request) the provision of records and information which are reasonably relevant to any such Tax audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and the Company shall retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Governmental Authority. Each of the parties shall furnish the other parties with copies of all relevant correspondence received from any Governmental Authority in connection with any Tax audit or information request with respect to any Taxes for which any other party may have an indemnification obligation under this Agreement. Buyer and the Member Representative agree, upon request, to provide the other party with all information that either party may be required to report pursuant to Sections 6043 and 6043A of the Code and all Treasury Regulations promulgated thereunder.

Section 6.9.     [Intentionally omitted.]

Section 6.10.     R&W Insurance Policy. From and after the Closing, Buyer (a) shall provide Member Representative with prompt written notice of any claim made against the R&W Insurance Policy and (b) shall not amend, modify, supplement or otherwise change, terminate or waive any provision of the R&W Insurance Policy, including, but not limited to the waiver of subrogation rights, in a manner materially adverse to the Members without the prior written consent of Member Representative. The Members shall use commercially reasonable efforts to cooperate with Buyer in connection with any claim made by Buyer under the R&W Insurance Policy, to the extent that their cooperation would assist Buyer in pursuing and obtaining the maximum recovery available in respect of such claim.

Section 6.11.     Post-Closing Company Obligations. Buyer shall cause the Company to comply with all post-Closing Company obligations set forth herein.

ARTICLE 7
[INTENTIONALLY OMITTED]

ARTICLE 8
INDEMNIFICATION

Section 8.1.     Survival.

(a)     General Representations and Warranties. Except as set forth in Sections 8.1(b) and 8.1(c) below, the representations and warranties contained herein or in any certificate delivered by a party at the Closing pursuant hereto shall survive the Closing and will continue in full force and effect for a period from the date hereof until the first (1st) anniversary of the Closing (the “General Survival Date”).

(b)     Fundamental Representations and Warranties. The representations and warranties contained in Section 3.1 (Authority and Enforceability), Section 3.4 (Ownership of Units), Section 3.5 (Brokers’ Fees), Section 4.1(a) and 4.1(b) (Organization and Power), Section 4.2 (Authority and Enforceability), Section 4.4 (Capitalization), Section 4.9 (Taxes), Section 4.27 (Brokers’ Fees), Section 5.1 (Organization and Power), Section 5.2 (Authority and Enforceability) and Section 5.8 (Brokers’ Fees) (collectively, the “Fundamental Representations”) shall survive the Closing and will continue in full force and effect for a period from the date hereof until the date that is 90 days after the expiration of the applicable statute of limitations, after giving effect to any waiver, mitigation, or extension thereof (all of the foregoing the “Fundamental Survival Date”).

(c)     Environmental Representations and Warranties. The representations and warranties contained in Section 4.17 (Environmental Compliance) (the “Environmental Representations”) shall survive the Closing and will continue in full force and effect for a period from the date hereof until the second (2nd) anniversary of the Closing (the “Environmental Survival Date”).

(d)     Replacement of Statute of Limitations. The parties specifically and unambiguously intend that the survival periods that are set forth in this Section 8.1 shall replace any statute of limitations that would otherwise be applicable.

(e)     Covenants and Obligations. None of the covenants or other agreements contained in this Agreement shall survive the Closing other than those which by their terms contemplate performance after the Closing, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms.

(f)     Expiration of Survival Periods. The parties hereby agree and acknowledge that the survival periods set forth in this Section 8.1 constitute a contractual statute of limitations, and no Indemnified Person shall be entitled to make any claim in respect of any representation, warranty, covenant or agreement after the expiration of its applicable Survival Date, except that (1) this limitation shall not apply to any claim alleging Fraud by any Member or the Company, and (2) any bona fide claim initiated by an Indemnified Person prior to the expiration of the applicable Survival Date in accordance with the provisions hereof with respect to Losses incurred prior thereto shall survive until it is settled or resolved pursuant to this Agreement to the extent that an Indemnified Person provides written notice of such breach or inaccuracy (which notice shall describe the applicable breach or inaccuracy in reasonable detail and indicate the estimated amount, if reasonably practicable, of Losses that have been or may be sustained by the applicable Indemnified Person in connection therewith) to the party to provide indemnity prior to the applicable Survival Date.

Section 8.2.     Indemnification by the Member Indemnifying Persons. Subject to the terms of this Article 8, from and after the Closing, each Member Indemnifying Person shall, jointly and severally, indemnify Buyer and its Affiliates (which, for the sake of clarity, includes the Company) and their respective officers, directors, members, employees, agents, representatives, successors and permitted assigns (collectively, the “Buyer Indemnified Persons”) and hold them harmless from and against any and all Losses incurred or suffered by a Buyer Indemnified Person resulting from or arising out of:

(a)     any inaccuracy in or breach of any representation or warranty made by any Member in Article 3 or in any certificate or instrument delivered by any Member at the Closing pursuant hereto;

(b)     any inaccuracy in or breach of any representation or warranty made by the Company in Article 4 or in any certificate delivered by the Company at the Closing pursuant hereto;

(c)     any breach of or failure by any Member Indemnifying Person to perform any covenant or obligation of such Member Indemnifying Person to be performed after the Closing, as set out in this Agreement;

(d)     any Company Transaction Expenses or Funded Indebtedness outstanding as of the Closing to the extent not taken into account in calculating the final Purchase Price pursuant to Article 2 above;

(e)     Section 4980H of the Code with respect to any action or omission by the Company or any Member for any period ended on or prior to the Closing Date;

(f)     any inaccuracy in or breach of any representation or warranty made by the Company in Article 4 with respect to the Real Property operated by the Company in Weatherford, Texas or Dallas, Texas;

(g)     either (1) the Company’s failure to comply with applicable Environmental Laws relating to wastewater discharge and/or failure to comply with the terms of any Permits for the discharge of wastewater at or from the Carson Facility to the extent that such non-compliance originated prior to Closing, and/or (2) the Company’s failure to comply with applicable Environmental Laws relating to air quality and/or failure to comply with the terms of any Permits for the discharge of air contaminants or otherwise relating to air quality at or from the Carson Facility to the extent such non-compliance originated prior to Closing. For the sake of clarity, the Losses covered by this Section 8.2(g) include any fines or penalties incurred by the Company for any alleged non-compliance with Environmental Laws relating to its operation of the Carson Facility and any capital expenditures or other costs (including engineering or consulting fees, costs, and/or expenses) incurred by the Company to achieve compliance with such Laws; and/or

(h)     either (1) any disputes between or among the owners and/or former owners of Lyons Main Carson LLC, the sublandlord of the Carson Facility, including in connection with any purchase by DeZonia and/or any of his Affiliates of membership interests in such entity on or about the date of this Agreement, (2) any breach or default by Lyons Main Carson LLC or any of its members pursuant to any such Person’s obligations to any lender or to the owner of the Carson Facility pursuant to the Master Lease for such Carson Facility, and/or (3) any claim that the Second Amendment to Sublease for the Carson Facility, dated on or about the date of this Agreement, is not valid and enforceable against Lyons Main Carson LLC, as the sublandord of the Carson Facility.

Section 8.3.     Indemnification by Buyer. Subject to the terms of this Article 8, from and after the Closing, Buyer shall indemnify the Members and their respective successors and permitted assigns (collectively, the “Member Indemnified Persons”) and hold them harmless from and against any and all Losses incurred or suffered by a Member Indemnified Person resulting from or arising out of:

(a)     any breach of any representation or warranty made by Buyer in this Agreement or in any certificate delivered by Buyer at the Closing pursuant hereto; or

(b)     any breach of any covenant or agreement of Buyer or (if to be performed following the Closing) the Company contained in this Agreement.

Section 8.4.     Limitations on Liability.

(a)     Representations and Warranties Indemnity – Basket and Cap.

(i)     The Member Indemnifying Persons shall have no liability pursuant to Section 8.2(a) or (b) except to the extent that the aggregate amount of Losses indemnifiable pursuant to such Sections exceeds an amount equal to one-half percent (0.5%) of the Base Purchase Price (the “Basket”), and then only in respect of such excess and subject to the other limitations herein provided; provided, however, that such limitation shall not apply to any breach or inaccuracy of any Fundamental Representation or of any representation and warranty based on Fraud by any Member or the Company. For the sake of clarity, the limitation set forth in this Section 8.4(a)(i) shall not apply to any claim by a Buyer Indemnified Person pursuant to Sections 8.2(c) through 8.2(h).

(ii)     The Member Indemnifying Persons shall have no liability pursuant to Section 8.2(a) and (b) in an aggregate amount greater than one-half percent (0.5%) of the Base Purchase Price; provided, however, that such limitation shall not apply to any breach or inaccuracy of any Fundamental Representation, Environmental Representation or of any representation and warranty based on Fraud by any Member or the Company. For the sake of clarity, the limitation set forth in this Section 8.4(a)(ii) shall not apply to any claim by a Buyer Indemnified Person pursuant to Sections 8.2(c) through 8.2(h). Notwithstanding the foregoing, the Member Indemnifying Persons shall have no liability pursuant to Section 8.2(a) and 8.2(b) in an aggregate amount greater than one percent (1.0%) of the Base Purchase Price for any breach or inaccuracy of any Environmental Representation.

(iii)     The Member Indemnifying Persons shall not have liability under this Agreement in an aggregate amount greater than the portion of the Purchase Price the Member Indemnifying Persons collectively receive.

(iv)     Buyer shall have no liability pursuant to Section 8.3(a) except to the extent that the aggregate amount of Losses indemnifiable pursuant to such Section exceeds the Basket, and then only in respect of such excess and subject to the other limitations herein provided; provided, however, that such limitation shall not apply to any breach or inaccuracy of any Fundamental Representation or of any representation and warranty based on Fraud by Buyer.

(v)     For purposes of this Article 8, any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

(b)     No Member Indemnifying Person shall have any liability pursuant to Section 8.2 with respect to a Loss to the extent such Loss relates to any item included on, or is a liability or loss reserved or accrued for (whether in whole or in part) in, the Closing Statement or that is otherwise taken into account in the calculation of any adjustment to the Purchase Price pursuant to Article 2.

Section 8.5.     Other Limitations.

(a)     Insurance Proceeds. For all purposes of this Article 8, “Losses” shall be net of any amounts actually received by an Indemnified Person under any insurance policy or Contract in connection with the facts giving rise to the right of indemnification hereunder; provided, however, that the amount deemed to be paid under such insurance policies shall be net of the deductible for such policies and all related costs and expenses, including the aggregate cost of pursuing the claims and any related increases in insurance premiums or other chargebacks. No Indemnified Person shall have any obligation to seek to recover any insurance proceeds in connection with making a claim under this Article 8.

(b)     Deduction of Tax Benefits. In calculating any Loss, there shall be deducted any Tax benefit, credit or refund to which the applicable Indemnified Person actually realizes or receives as a result of such Loss.

(c)     If the amount to be netted hereunder from any indemnification payment required hereunder is determined after payment by an Indemnifying Person to an Indemnified Person of any amount otherwise required to be paid as indemnification pursuant hereto, the Indemnified Person shall repay, promptly after such determination, any amount that the Indemnifying Person would not have had to pay pursuant hereto had such determination been made at the time of such payment.

(d)     Subrogation. Upon making any payment to an Indemnified Person for any indemnification claim relating to a breach or inaccuracy of an Environmental Representation or pursuant to Section 8.2(g), the Indemnifying Person shall be subrogated, to the extent of such payment, to all rights of the Indemnified Person (and its Affiliates) against any third party other than a Governmental Authority in respect of the Losses to which such payment relates. Such Indemnified Person (and its Affiliates) and Indemnifying Person shall execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights.

(e)     Duplication. Notwithstanding the fact that any Indemnified Person may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect of any fact, event, condition or circumstance, no Indemnified Person shall be entitled to recover the amount of any Loss suffered by such Indemnified Person more than once, regardless of whether such Loss may be as a result of a breach of more than one representation, warranty, obligation or covenant or otherwise; provided, however, that an Indemnified Person shall have the right to assert a claim for indemnification pursuant to such provision(s) of this Agreement as determined by such Indemnified Person in its discretion. In addition, any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability, or a breach of more than one representation, warranty, covenant or agreement, as applicable.

(f)     Environmental Losses. Notwithstanding anything to the contrary in this Agreement, if the Member Indemnifying Persons have an indemnification obligation under this Agreement with respect to a Loss arising out of or relating to Environmental Laws, other than a claim pursuant to Section 8.2(g) (an “Environmental Loss”), then:

(i)     the Member Representative shall have the right to enter into the applicable premises and to observe any environmental investigation, monitoring, remediation, abatement, excavation or other response or removal action relating to such Environmental Loss;

(ii)     the Member Indemnifying Persons shall indemnify the Buyer Indemnified Persons for the reasonable costs of any environmental response costs or remediation required pursuant to applicable Environmental Law with respect to such Loss; and

(iii)     the Member Indemnifying Persons’ indemnification obligation shall be limited to the cost of the least restrictive standard acceptable under Environmental Laws (including engineering or institutional controls or any lesser standards resulting from any site-specific risk assessments) in effect as of the date the activity or response action is implemented, based on the current use of the relevant facility or property. For the sake of clarity, the purpose of this Section 8.5(f)(iii) is to establish the standard for remediation activities and shall not limit the types of Losses a Buyer Indemnified Person is otherwise entitled to recover pursuant to this Article 8.

For the sake of clarity, the provisions of this Section 8.5(f) shall not apply to a claim made by a Buyer Indemnified Person pursuant to Section 8.2 (g).

(g)     Tax Losses. Notwithstanding any other provision of this Agreement to the contrary, the Buyer Indemnified Persons shall have no right to indemnification under this Agreement with respect to, or based on, Taxes to the extent such Taxes (i) are attributable to any Tax period other than a Tax period (or portion of a Straddle Period) ending on or before the Closing Date, (ii) are due to the unavailability in any Tax periods (or portions thereof) beginning after the Closing Date of any net operating losses, credits or other Tax attributes from a Tax period (or portion thereof) ending on or before the Closing Date, or (iii) were already taken into account in the calculation of the Closing Working Capital.

Section 8.6.     Source of Recovery Limitation. Notwithstanding any provision in this Agreement to the contrary, the Buyer hereby acknowledges and agrees that: (i) the Member Indemnifying Persons shall not be required to pay the Buyer Indemnified Persons any amounts with respect to Losses in excess of the Indemnity Escrow Funds by reason of any indemnification claim pursuant to Section 8.2(a) and 8.2(b), other than for claims with respect to the Fundamental Representations or the Environmental Representations or claims based on Fraud by the Company or any Member, and (ii) accordingly once the Indemnity Escrow Funds are exhausted, the sole recourse and remedy of the Buyer Indemnified Persons for indemnification pursuant to Section 8.2(a) and 8.2(b), other than for claims with respect to the Fundamental Representations, Environmental Representations or claims based on Fraud by the Company or any Member, shall be made against and, to the extent of, the R&W Insurance Policy. NOTWITHSTANDING ANY PROVISION IN THIS AGREEMENT TO THE CONTRARY, BUYER, ON BEHALF OF ITSELF AND THE OTHER BUYER INDEMNIFIED PERSONS, ACKNOWLEDGES AND AGREES THAT THE FOREGOING SHALL CONTINUE TO APPLY EVEN IF (i) THE R&W INSURANCE POLICY IS REVOKED, CANCELLED OR MODIFIED, OR EXPIRES, IN ANY MANNER (AND EVEN IF THE R&W INSURANCE POLICY IS NOT ISSUED); (ii) ANY CLAIM MADE AGAINST THE R&W INSURANCE POLICY IS DENIED BY THE INSURER; OR (iii) ALL AMOUNTS PERMITTED TO BE RECOVERED AGAINST THE R&W INSURANCE POLICY HAVE BEEN RECOVERED.

Section 8.7.     Indemnification Procedures.

(a)     Non-Third-Party Claims. Each Indemnified Person shall assert any claim on account of any Losses as to which an Indemnifying Person may have liability hereunder (assuming, only for the purposes of this Section 8.7, that the Basket was zero), and which do not result from a Third-Party Claim (a “Direct Claim”) by giving the Indemnifying Person written notice thereof reasonably promptly following the Indemnified Person’s discovery of the applicable Losses reasonably likely to give rise to a claim under this Article 8. Such notice by the Indemnified Person shall describe the Direct Claim in reasonable detail and indicate the estimated amount, if reasonably practicable, of Losses that have been or may be sustained by the Indemnified Person; provided, however, that the failure to timely give such notice shall not affect the rights of an Indemnified Person hereunder (i) unless such failure has an actual and material prejudicial effect on the defenses or other rights available to the Indemnifying Person with respect to such Direct Claim or on the Indemnifying Person’s ability to mitigate such Direct Claim, (ii) unless the indemnification obligations are materially increased as a result of such failure; or (iii) as provided in Section 8.1.

(b)     Third-Party Claim Indemnification Procedures.

(i)     In the event that any written claim or demand for which a party (in such capacity, an “Indemnifying Person”) may have liability to any Indemnified Person hereunder (assuming, only for the purposes of this Section 8.7, that the Basket was zero), other than those relating to Taxes (which are the subject of Section 6.8), is asserted against or sought to be collected from any Indemnified Person by a third party (a “Third-Party Claim”), such Indemnified Person shall promptly, but in no event more than thirty (30) days following such Indemnified Person’s receipt of a Third-Party Claim notify the Indemnifying Person of such Third-Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable, any other remedy sought thereunder, any relevant time constraints relating thereto, a reasonably detailed explanation of the events giving rise to such Third-Party Claim and any other material details pertaining thereto (a “Claim Notice”); provided, however, that the failure to timely give a Claim Notice shall not relieve the Indemnifying Person of its obligations hereunder, except to the extent that the Indemnifying Person shall have been actually and materially prejudiced by such failure or as provided in Section 8.1.

(ii)     In the event that the Indemnifying Person notifies the Indemnified Person that it elects to defend the Indemnified Person against a Third-Party Claim, the Indemnifying Person shall have the right to defend the Indemnified Person by appropriate proceedings and shall have the sole power to direct and control such defense at its expense; provided, that if the Indemnifying Party is any Member Indemnifying Person, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third-Party Claim that (x) is asserted directly by or on behalf of a Person that is a supplier or customer of the Company, or (y) seeks an injunction or other equitable relief against the Indemnified Party. Once the Indemnifying Person has made such election, the Indemnified Person shall have the right to participate in (but not control) any such defense and to employ separate counsel of its choosing at such Indemnified Person’s expense; provided, that if in the reasonable opinion of counsel to the Indemnified Person, (A) there are legal defenses available to an Indemnified Person that are different from or additional to those available to the Indemnifying Person; or (B) there exists a conflict of interest between the Indemnifying Person and the Indemnified Person that cannot be waived, the Indemnifying Person shall be liable for the reasonable fees and expenses of counsel to the Indemnified Person in each jurisdiction for which the Indemnified Person determines counsel is required. If the Indemnifying Person elects not to compromise or defend such Third Party Claim, fails to promptly notify the Indemnified Person in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may pay, compromise, and defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. If the Indemnifying Person assumes the defense of a Third-Party Claim and is in good faith contesting such Third-Party Claim, the Indemnified Person shall agree to any settlement, compromise or discharge of a Third-Party Claim that the Indemnifying Person may reasonably recommend and that by its terms (i) obligates the Indemnifying Person to pay the full amount of Losses in connection with such Third-Party Claim (other than with respect to any Losses (or portion thereof) that are not required to be paid as a result of such Losses being (or portion thereof) within the Basket or in excess of the applicable limitations set forth in in this Article 8) and (ii) contains a full and unconditional release of all Indemnified Persons in connection with such Third-Party Claim.

(iii)     The Indemnified Person and the Indemnifying Person shall cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing reasonable access to each other’s relevant books and records, by preserving such books and records and by making employees and representatives available on a mutually convenient basis during normal business hours to provide additional information and explanation of any material provided hereunder. The Indemnified Person and the Indemnifying Person shall use reasonable commercial efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

Section 8.8.     Characterization of Indemnification Payments. All payments made (or deemed to be made, in accordance with this Agreement) by any Indemnifying Person to an Indemnified Person with respect to any claim pursuant to Section 8.2 or Section 8.3 shall be treated, to the fullest extent possible under applicable Law, as adjustments to the Purchase Price for Tax purposes.

Section 8.9.     Exclusive Remedy. Notwithstanding anything to the contrary herein, except as provided in Section 2.3 (Post-Closing Determination) and Section 6.2 (Restrictive Covenants) and except for claims alleging Fraud, from and after the Closing the rights and remedies of Buyer, the Company and the Members, and any Buyer Indemnified Person and any Member Indemnified Person (each Buyer Indemnified Person and Member Indemnified Person is referred to herein as an “Indemnified Person”), under this Article 8 are exclusive and in lieu of any and all other rights and remedies which Buyer, the Company or the Members, or any Indemnified Person, may have under this Agreement against each other with respect to this Agreement and the transactions contemplated hereby. IN FURTHERANCE OF THE FOREGOING, EACH PARTY HEREBY WAIVES, WITH RESPECT TO THIS AGREEMENT AND THE CONTEMPLATED TRANSACTIONS, ALL OTHER RIGHTS AND REMEDIES ARISING UNDER OR BASED UPON ANY STATUTORY OR COMMON LAW OR OTHERWISE, AND AGREES NOT TO BRING ANY ACTIONS OR PROCEEDINGS AT LAW, IN EQUITY, IN TORT OR OTHERWISE, INCLUDING RESCINDING THE AGREEMENT, IN RESPECT OF ANY BREACHES OF REPRESENTATIONS, WARRANTIES OR OTHER PROVISIONS OF THIS AGREEMENT OR IN CONNECTION WITH THE CONTEMPLATED TRANSACTIONS.

Section 8.10.     Non-Recourse. Except as may otherwise be expressly set forth in this Article 8, no party shall have recourse whatsoever under this Agreement against any of the Representatives of the other parties (including for such purposes, the Representatives of any Affiliate of a party). Without limiting the generality of the foregoing, except as expressly set forth in this Article 8, Buyer, on behalf of itself and its Affiliates, and the Members, on behalf of themselves and their Affiliates, each hereby fully and irrevocably waives any right, claim or entitlement whatsoever against such Representatives relating to any and all Losses suffered or incurred by any of them arising from, based upon, related to, or associated with this Agreement or the transactions contemplated hereby (including any breach, termination or failure to consummate such transactions) in each case whether based on contract, tort, strict liability other laws or otherwise and whether by piercing of the corporate veil, by claim on behalf of or by a party hereto or other Person or otherwise.

Section 8.11     Environmental Indemnity Escrow Funds. The parties agree that the purpose of the Environmental Indemnity Escrow Funds is to reimburse the Buyer Indemnified Parties for costs, expenses, fines, penalties, and other Losses incurred by any Buyer Indemnified Party relating to the matters described in Section 8.2(g). Notwithstanding anything to the contrary in this Agreement, the procedures set forth in this Section 8.11 shall apply to claims by Buyer Indemnified Parties pursuant to Section 8.2(g), in lieu of the procedures and other provisions set forth in Section 8.7.

(a)     From and after Closing, Buyer shall cause Company to use commercially reasonable efforts to take actions to: (1) comply with applicable Environmental Laws relating to wastewater discharge, and the terms of any Permits for the discharge of wastewater, at or from the Carson Facility, (2) comply with applicable Environmental Laws relating to air quality, and the terms of any Permits for the discharge of air contaminants or otherwise relating to air quality, at or from the Carson Facility. For purposes of clarification, compliance with applicable Environmental Laws may require the Company to obtain new Permits and/or modify existing Permits. Buyer shall have the right to receive disbursements from the Environmental Indemnity Escrow Funds for all costs, expenses, and other Losses (including capital expenditures and engineering, consulting, or other professional fees) by making a claim with the Escrow Agent in accordance with the provisions of the Escrow Agreement. Member Representative shall not be entitled to dispute any such claim unless the Loss for which the Buyer Indemnified Person is claiming reimbursement does not relate to the matters described in Section 8.2(g).

(b)     Within thirty (30) days after both (1) the Company has operated the Carson Facility in compliance with all applicable Environmental Laws relating to wastewater discharge, and the terms of any Permits for the discharge of wastewater, at or from the Carson Facility for a period of six (6) continuous months, and (2) the Company has received all Permits necessary for the Company to operate its business at the Carson Facility in accordance with applicable Environmental Laws relating to air quality, and successfully completed any and all emissions tests required to establish or demonstrate compliance with such Permits, then Buyer shall direct the Escrow Agent, pursuant to the provisions of the Escrow Agreement, to disburse to the Member Representative a portion of the Environmental Indemnity Escrow Funds equal to (x) the then-current remaining balance of the Environmental Indemnity Escrow Funds, less (y) One Million Dollars ($1,000,000).

(c)     Buyer shall cause the Company to notify the Member Representative of any third-party sampling or testing to be performed with respect to the matters described in this Section 8.11 and shall permit the Member Representative, upon request, to be present at the Carson Facility for the purpose of observing any such testing. In addition, Buyer shall provide the Member Representative with copies of (1) all testing data and third-party reports relating to such testing data with respect to the matters described in this Section 8.11, as long as any such information is not subject to any privilege in favor of any Buyer Indemnified Person, and (2) all written communications to or from any Governmental Authority with respect to the matters described in this Section 8.11. All information provided to the Member Representative pursuant to this Section 8.11, or to which the Member Representative otherwise has access pursuant to this Section 8.11, shall be subject to the confidentiality obligations set forth in Section 6.2(d).

ARTICLE 9
[INTENTIONALLY OMITTED]

ARTICLE 10
MISCELLANEOUS

Section 10.1.     Member Representative.

(a)     For purposes of this Agreement, the Members hereby designate Dudley DeZonia to serve as the sole and exclusive representative of the Members (the “Member Representative”) with respect to those provisions of this Agreement that contemplate action by the Member Representative and with respect to the Escrow Agreement.

(b)     The Member Representative is hereby constituted and appointed as agent and attorney-in-fact for and on behalf of the other Members with respect to the performance of his or her duties as the Member Representative. This power of attorney and all authority hereby conferred is coupled with an interest and is irrevocable and shall not terminate or otherwise be affected by the death, disability, incompetence, bankruptcy or insolvency of any Member. The Member Representative shall promptly deliver to each Member any notice received by the Member Representative concerning this Agreement. Without limiting the generality of the foregoing, the Member Representative has full power and authority, on behalf of each Member and such Member’s successors and assigns, to: (i) interpret the terms and provisions of this Agreement and the documents to be executed and delivered by the Members in connection herewith, including the Escrow Agreement, (ii) execute and deliver and receive deliveries of all agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments, and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement and the Escrow Agreement, (iii) receive service of process in connection with any claims under this Agreement or the Escrow Agreement, (iv) agree to, negotiate, enter into settlements and compromises of, assume the defense of claims, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Member Representative for the accomplishment of the foregoing, (v) give and receive notices and communications, (vi) authorize delivery to Buyer of the Indemnity Escrow Funds or any portion thereof in satisfaction of claims brought by Buyer for Losses, (vii) object to such deliveries, (viii) distribute the Indemnity Escrow Funds and any earnings and proceeds thereon, (ix) assert the attorney-client privilege on behalf of the Members with respect to any communications that relate in any way to the transactions contemplated hereby, (x) deliver to Buyer any and all Transaction Documents executed by the Members and deposited with the Member Representative, upon the Member Representative’s determination that the conditions to Closing have been satisfied or waived and (xi) take all actions necessary or appropriate in the judgment of the Member Representative on behalf of the Members in connection with this Agreement and the Escrow Agreement. Notwithstanding anything to the contrary herein, in the event of a claim hereunder against a single Member, and not all Members, such affected Member shall be entitled to control the defense of such claim.

(c)     Service by the Member Representative shall be without compensation except for the reimbursement by the Members of out-of-pocket expenses and indemnification specifically provided herein.

(d)     The Member Representative shall have no duties or responsibilities except those expressly set forth herein, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of any Member shall otherwise exist against the Member Representative. The Member Representative shall not be liable to any Member relating to the performance of the Member Representative’s duties or exercise of any rights under this Agreement for any errors in judgment, negligence, oversight, breach of duty or otherwise except to the extent it is finally determined in a court of competent jurisdiction by clear and convincing evidence that the actions taken or not taken by the Member Representative constituted actual fraud or were taken or not taken in bad faith. The Member Representative shall be indemnified and held harmless by the Members against all losses, including costs of defense, paid or incurred in connection with any action, suit, proceeding or claim to which the Member Representative is made a party by reason of the fact that the Member Representative was acting as the Member Representative pursuant to this Agreement; provided, however, that the Member Representative shall not be entitled to indemnification hereunder to the extent it is finally determined in a court of competent jurisdiction by clear and convincing evidence that the actions taken or not taken by the Member Representative constituted actual fraud or were taken or not taken in bad faith. The Member Representative shall be protected in acting upon any notice, statement or certificate believed by the Member Representative to be genuine and to have been furnished by the appropriate Person and in acting or refusing to act in good faith on any matter. The Member Representative shall not be liable to Buyer or any Affiliate of Buyer by reason of this Agreement or the performance of the Member Representative’s duties hereunder or otherwise; provided that the Members shall be jointly and severally liable to Buyer for any breach of this Agreement by the Member Representative.

(e)     Buyer shall be entitled to rely upon any actions taken by the Member Representative as the duly authorized action of the Member Representative on behalf of each Member with respect to any matters set forth in this Agreement or the Escrow Agreement.

Section 10.2.     Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) one Business Day after being sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.2):

To Buyer:

Spartan Motors USA, Inc.
1541 Reynolds Rd.

Charlotte, MI 48813
Attention: Chief Counsel
Email: ryan.roney@spartanmotors.com
Facsimile No.: (517) 543-5403

With a copy (which shall not constitute notice) to:

Varnum LLP

333 Bridge St. NW, Suite 1700

Grand Rapids, MI 49504
Attention: Kimberly Baber
Email: kababer@varnumlaw.com
Facsimile No.: (616) 336-7000

To the Member Representative, DeZonia, or any Member:

Dudley DeZonia
2471 Hollyridge Dr.

Los Angeles, CA 90068
Attention: Dudley DeZonia
Email: dudleydezonia@gmail.com

With copies (which shall not constitute notice) to:

Heath Steinbeck, LLP
5777 W. Century Blvd., Ste. 765

Los Angeles, CA 90045
Attention: Roger R. Steinbeck, Esq.
Email: rsteinbeck@heathsteinbeck.com
Facsimile No.: (213) 335-6246

Section 10.3.     Entire Agreement. This Agreement (including all Schedules, Exhibits and Appendices hereto) and the Transaction Documents contain the entire agreement among the parties with respect to the subject matter hereof and thereof, and supersede all prior and contemporaneous agreements and understandings, oral or written, with respect to such matters. All representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth herein. No Person is asserting the truth of any factual statements contained in any representation and warranty set forth in this Agreement; rather, the parties have agreed that should any representations and warranties of any party prove inaccurate, the other party shall have the specific remedies herein specified as the exclusive remedy therefor.

Section 10.4.      Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer and the Member Representative, or in the case of a waiver, by the party against whom such waiver is intended to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.5.     No Assignment or Benefit to Third Parties. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, legal representatives and permitted assigns. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties and any purported assignment in violation of the foregoing shall be null and void ab initio; provided, however, that Buyer shall be entitled to assign or delegate this Agreement or all or any part of its rights or obligations hereunder (a) to any one or more Affiliates of Buyer or (b) for collateral security purposes to any lender providing financing to Buyer; and provided further that any Member may assign any of his rights to payment and collection, effective upon his death or incapacity to his successors or legal representatives. No assignment or delegation shall relieve the assigning or delegating party of any of its obligations hereunder. Except as expressly set forth herein in Section 6.5 or Article 8, nothing in this Agreement, express or implied, is intended to confer upon any Person other than Buyer, the Company and the Members, and their respective successors, legal representatives and permitted assigns, any rights, benefits or remedies under or by reason of this Agreement.

Section 10.6.     Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such costs and expenses. Notwithstanding the foregoing or anything to the contrary herein, (a) Buyer shall pay fifty percent (50%) of all fees and expenses relating to the Escrow Agent, and the Member Representative shall be responsible for the other fifty percent (50%) of such fees and expenses; and (b) Buyer shall pay all costs associated with the R&W Insurance Policy, including the premiums together with all taxes and application, underwriting or similar or other fees or expenses in connection with the R&W Insurance Policy.

Section 10.7.     Disclosure Schedule.

(a)     The “Disclosure Schedule” means that certain document identified as the Disclosure Schedule, dated as of the date hereof, delivered by the Members to Buyer in connection with this Agreement and which: (i) sets forth the information specifically described in certain of the representations and warranties contained in Article 3 and Article 4 and (b) sets forth exceptions or qualifications to the representations and warranties contained in Article 3 and Article 4. It is specifically acknowledged that the Disclosure Schedule may expressly provide exceptions to a particular Section of Article 3 or Article 4 notwithstanding that the Section does not state “except as set forth in Section ‘__’ of the Disclosure Schedule” or words of similar effect.

(b)     Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedule is intended to vary the definition of “Material Adverse Effect” or to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in the Disclosure Schedule is or is not material for purposes of this Agreement. Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in the Disclosure Schedule is or is not in the ordinary course of business for purposes of this Agreement.

Section 10.8.     Governing Law; Arbitration; Submission to Jurisdiction; Waiver of Jury Trial.

(a)     This Agreement and all Legal Proceedings arising out of or relating to this Agreement (“Agreement Proceedings”) shall be governed by, and construed in accordance with, the internal laws of the State of Michigan, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of such state.

(b)     Except for injunctive or other equitable relief or as otherwise provided in this Agreement, any and all Agreement Proceedings shall be resolved by binding arbitration in Grand Rapids, Michigan, before three (3) arbitrators independent of the parties and selected in accordance with, and the arbitration shall be administered by JAMS pursuant to, JAMS’ Comprehensive Arbitration Rules and Procedures excluding its optional Arbitration Appeal procedures; provided, however, that if the amount involved in the dispute is less than $1,000,000, there shall be only be (1) arbitrator; and provided further that any arbitrator designated pursuant to this Section 10.8(b) shall be a lawyer experienced in commercial and business affairs.

(c)     All arbitration proceedings will be closed to the public and confidential, and all records relating thereto will be permanently sealed, except as necessary to obtain court confirmation of the judgment of the arbitrator, and except as necessary to give effect to res judicata and collateral estoppel. Nothing in this Section 10.8(c) is intended to, or shall, preclude a party to the arbitration from communicating with, or making disclosures to his or its lawyers, tax advisors, auditors and insurers, as necessary and appropriate or from making such other disclosures as may be required by any applicable law.

(d)     To the maximum extent permitted by Law, the decision of the arbitrator shall be final and binding and not be subject to appeal. If a party against whom the arbitrator renders an award fails to abide by such award, the other party may seek to enforce such award in any court of competent jurisdiction.

(e)     Except as otherwise provided in this Agreement, each party hereby (i) irrevocably and unconditionally submits to the exclusive jurisdiction of the applicable state or federal courts sitting in Kent County, Michigan, for purposes of all Agreement Proceedings, (ii) agrees not to commence any proceeding except in such courts and (iii) irrevocably waives, to the fullest extent permitted by Law, any objection which such party may now or hereafter have to the laying of the venue of any such court or that such proceeding has been brought in an inconvenient forum.

(f)     To the extent permitted by Law, each party hereby knowingly, voluntarily and intentionally waives the right to a trial by jury in respect of any Agreement Proceedings.

Section 10.9.     Construction. Unless the express context otherwise requires: (a) the words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (c) the terms “Dollars” and “$” mean United States Dollars; (d) references herein to a specific Article, Section, clause, Schedule or Exhibit shall refer, respectively, to the Articles, Sections and clauses of, and Schedules and Exhibits to, this Agreement; (e) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (f) any reference to the masculine, feminine or neuter gender shall include each other gender; (g) when reference is made herein to “the business of” a Person, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such Person, (h) all accounting and financial terms shall be deemed to have the meanings assigned thereto under GAAP unless expressly stated otherwise, (i) in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding” and if the last day of any such period is not a Business Day, such period will end on the next Business Day, (j) when calculating the period of time “within” which or “following” which any act or event is required or permitted to be done, notice given or steps taken, the date which is the reference date in calculating such period is to be excluded from the calculation and if the last day of any such period is not a Business Day, such period will end on the next Business Day, (k) the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement, (l) references to “day” means calendar days unless Business Days are expressly specified and (m) references to any Person includes such Person’s predecessors, successors and assigns to the extent, in the case of successors and assigns, such successors and assigns are permitted by the terms of any applicable agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually. When this Agreement states that the Company has “made available,” “delivered” or “provided” (or terms of similar import) a particular document or information to Buyer, it shall mean such document or information was made available by the Company or its Representatives via the posting of such items or information to the Electronic Data Room prior to Closing. All Exhibits and Schedules and Appendices annexed hereto or referred to herein are incorporated in and made a part of this Agreement as if set forth in full herein. The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any applicable Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party or parties drafting such agreement or document.

Section 10.10.     Counterparts; Effectiveness. This Agreement may be executed in several counterparts (any of which counterparts may be delivered by facsimile, portable document format (pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (including DocuSign)), each of which shall be deemed an original and all of which shall together constitute one and the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties; provided, however, that the Representative shall be deemed agent of the Members for purpose of receipt of signatures otherwise deliverable to them. Until and unless each party has received a counterpart hereof signed by the other parties, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a party’s intent or the effectiveness of such signature.

Section 10.11.     Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.12.     Time of Essence. Time is of the essence for each and every provision of this Agreement.

Section 10.13.     Specific Performance. The parties agree that irreparable harm would occur and that the parties would not have an adequate remedy at law if any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that, without posting bond or other undertaking, the parties shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event that any such action is brought in equity to enforce the provisions of this Agreement, no party hereto will allege, and each party hereto hereby waives the defense or counterclaim, that there is an adequate remedy at law. The parties further agree that (a) by seeking any remedy provided for in this Section 10.13, a party hereto shall not in any respect waive its right to seek any other form of relief that may be available to such party hereto under this Agreement and (b) nothing contained in this Section 10.13 shall require any party hereto to institute any action for (or limit such party’s right to institute any action for) specific performance under this Section 10.13 before exercising any other right under this Agreement.

Section 10.14.     No Rescission. No party shall be entitled to rescind the transactions contemplated hereby by virtue of any failure of any party’s representations and warranties herein to have been true or any failure by any party to perform its obligations hereunder.

Section 10.15.     Legal Representation. Heath Steinbeck, LLP (“HSLLP”) has acted as counsel for the Members and the Company in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby (the “Acquisition Engagement”).

(a)     Acquisition Engagement. All communications between Members or the Company and HSLLP in the course of the Acquisition Engagement shall be deemed to be attorney-client confidences that belong solely to the Members and not the Company. Accordingly, Buyer shall not have access to any such communications, or to the files of HSLLP relating to the Acquisition Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, upon and after the Closing, (i) the Members and HSLLP shall be the sole holders of the attorney-client privilege with respect to the Acquisition Engagement, and neither the Company nor Buyer shall be a holder thereof, (ii) to the extent that files of HSLLP in respect of the Acquisition Engagement constitute property of the client, only the Members shall hold such property rights, and (iii) HSLLP shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Company or Buyer by reason of any attorney-client relationship between HSLLP and the Company or otherwise.

(b)     Company Engagements. The parties acknowledge the community of interest between the Company and the Members in view of the fact that the Members hold all the equity of the Company. Accordingly, Buyer agrees that the principles that apply to the Acquisition Engagement regarding client confidences, attorney-client communications, attorney-client privilege, client files and disclosures shall also apply to Company Engagements. Thus, notwithstanding that the Company is or was a client in the Company Engagements, from and after the Closing, (i) all communications between Members or the Company and HSLLP in the course of all Company Engagements shall be deemed to be attorney-client confidences that belong solely to the Members and not the Company, (ii) Buyer shall not have access to any such communications, or to the files of HSLLP relating to any Company Engagement, (iii) the Members and HSLLP shall be the sole holders of the attorney-client privilege with respect to each Company Engagement, and neither the Company nor Buyer shall be a holder thereof, (iv) to the extent that files of HSLLP in respect of any Company Engagement constitute property of the client, only the Members shall hold such property rights, and (v) HSLLP shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Company or Buyer by reason of any attorney-client relationship between HSLLP and the Company or otherwise.

(c)     Post-Closing Representation of the Members Including Matters Relating to the Acquisition. If the Members so desire, and without the need for any consent or waiver by the Company or Buyer, HSLLP shall be permitted to represent the Members after the Closing in connection with any matter, including without limitation anything related to the transactions contemplated by this Agreement or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, HSLLP shall be permitted to represent the Members, any of their agents and Affiliates, or any one or more of them, in connection with any matter whatsoever, including, without limitation, any negotiation, transaction or dispute (“dispute” includes litigation, arbitration, mediation, negotiation or other adversary proceeding) with Buyer, the Company or any of their agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter (such as claims for indemnification and disputes involving employment or noncompetition or other agreements entered into in connection with this Agreement), whether or not such matter is related to the Acquisition Engagement or any Company Engagement.

(d)     Cessation of Attorney-Client Relationship With Company. Upon and after the Closing, the Company shall cease to have any attorney-client relationship with HSLLP, including with respect to any Company Engagements, unless after the Closing HSLLP is subsequently engaged in writing by the Company to represent the Company and either such engagement involves no conflict of interest with respect to the Members or the Members consent in writing to such engagement. Any representation of the Company or Buyer, or any of their respective Affiliates, by HSLLP after Closing shall not affect the provisions of this Section 10.15. For example, and not by way of limitation, even if HSLLP is representing the Company after the Closing, HSLLP shall be permitted simultaneously to represent the Members in any matter, including, without limitation, any disagreement or dispute relating to the transactions contemplated hereby. Furthermore, HSLLP shall be permitted to withdraw from any engagement by the Company or Buyer, or any of their respective Affiliates, in order to be able to represent or continue so representing the Members even if such withdrawal causes the Company or any Affiliate thereof additional legal expense (such as to bring new counsel “up to speed”), delay or other prejudice.

(e)     Consent and Waiver of Conflicts of Interest. The Members, the Company and Buyer consent to the arrangements in this Section 10.15 and waive any actual or potential conflict of interest that may be involved in connection with any representation by HSLLP permitted hereunder.

Section 10.16.     Further Assurances. Each of the parties shall execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed and delivered or caused this Agreement to be executed and delivered as of the date first written above.

“Buyer” Spartan Motors USA, Inc., a South Dakota corporation

By:	/s/ Daryl L. Adams
Name: Daryl L. Adams Title: President & CEO

Signature Page to Unit Purchase Agreement

IN WITNESS WHEREOF, the parties have executed and delivered or caused this Agreement to be executed and delivered as of the date first written above.

“Company” Fortress Resources, LLC, d/b/a Royal Truck Body a California limited liability company

By:	/s/ Dudley D. DeZonia, Jr.
Name: Dudley D. DeZonia, Jr. Title: President & CEO

“Members”

/s/ Dudley D. DeZonia, Jr.
Dudley D. DeZonia, Jr., as Trustee of The Dudley and Anne DeZonia Family Trust, dated September 14, 2016

/s/ Anne Crawford DeZonia
Anne Crawford DeZonia, as Trustee of The Dudley and Anne DeZonia Family Trust, dated September 14, 2016

/s/ Dudley D. DeZonia, Jr.
Dudley D. DeZonia, Jr., as Trustee of The DeZonia 2019 Charitable Remainder Trust

/s/ Anne Crawford DeZonia
Anne Crawford DeZonia, as Trustee of The DeZonia 2019 Charitable Remainder Trust

/s/ Philip H. DeZonia
Philip H. DeZonia

/s/ Yulu Zhou
Yulu Zhou

/s/ Kevin (Blake) Montero
Kevin (Blake) Montero

/s/ Marc San Paolo
Marc San Paolo

Signature Page to Unit Purchase Agreement

“DeZonia”

/s/ Dudley D. DeZonia, Jr.
Dudley D. DeZonia, Jr.

“Member Representative”

/s/ Dudley D. DeZonia, Jr.
Dudley D. DeZonia, Jr.

Signature Page to Unit Purchase Agreement

ANNEX A

DEFINITIONS

In this Annex, and in the Agreement and the other Appendices and Schedules thereto, unless the context otherwise requires, the following terms shall have the meanings assigned below and the terms listed in the chart below shall have the meanings assigned to them in the Section set forth opposite to such term (unless otherwise specified, section references in this Annex are to Sections of this Agreement):

Term:	Section:
Accounting Expert	Section 2.3(d)
Accounting Principles	Section 2.1(a)
Acquisition Engagement	Section 10.15
Agreement	Preamble
Agreement Proceedings	Section 10.8(a)
Base Purchase Price	Section 1.2
Basket	Section 8.4(a)
Buyer	Preamble
Buyer Indemnified Persons	Section 8.2
Buyer Plans	Section 6.7(a)
Cash on Hand	Section 2.1(b)
Claim Notice	Section 8.7(b)
Closing	Section 1.3
Closing Cash on Hand	Section 2.1(c)
Closing Company Transaction Expenses	Section 2.1(d)
Closing Date	Section 1.3
Closing Funded Indebtedness	Section 2.1(e)
Closing Statement	Section 2.3(a)
Closing Working Capital	Section 2.1(f)
Company	Preamble
Company Intellectual Property	Section 4.12(a)
Company Transaction Expenses	Section 2.1(g)
Continuation Period	Section 6.7(a)
Covered Persons	Section 6.5(a)
DeZonia	Preamble
Direct Claim	Section 8.7(a)
Disclosure Schedule	Section 10.7(a)
Effective Time	Section 1.3
Environmental Indemnity Escrow Amount	Section 1.7(a)
Environmental Indemnity Escrow Funds	Section 1.7(a)
Environmental Laws	Section 4.17(a)
Environmental Loss	Section 8.5(f)
Escrow Agent	Section 1.6(d)
Escrow Agreement	Section 1.5(d)
Estimated Closing Cash on Hand	Section 2.2(a)(iii)

Term:	Section:
Estimated Closing Company Transaction Expenses	Section 2.2(a)(i)
Estimated Closing Funded Indebtedness	Section 2.2(a)(ii)
Estimated Closing Working Capital	Section 2.2(a)(iv)
Financial Statements	Section 4.6(a)
Fundamental Representations	Section 8.1(a)
Fundamental Survival Date	Section 8.1(a)
Funded Indebtedness	Section 2.1(h)
General Survival Date	Section 8.1(a)
HSLLP	Section 10.15
Indemnified Person	Section 8.9
Indemnifying Person	Section 8.7(b)
Insurance Policies	Section 4.19
Leases	Section 4.11(a)(i)
Licensed Intellectual Property	Section 4.12(b)
Material Contracts	Section 4.14(a)
Member Indemnified Persons	Section 8.3
Member Representative	Section 10.1(a)
Member Returns	Section 6.8(a)
Members	Preamble
Most Recent Balance Sheet	Section 4.6(a)
Most Recent Balance Sheet Date	Section 4.6(a)
Net Adjustment Amount	Section 2.4(a)
Net Estimated Adjustment Amount	Section 2.2(b)
Neutral Accounting Firm	Section 2.3(d)
Notice of Disagreement	Section 2.3(c)
Pre-Closing Straddle Period Taxes	Section 6.8(d)
Prior Period Returns	Section 6.8(f)
Purchase Price	Section 1.2
Push-Out Election	Section 6.8(f)
Resolution Period	Section 2.3(d)
Restricted Business	Section 6.2(a)
Restrictive Period	Section 6.2(a)
Review Period	Section 2.3(b)
Securities Act	Section 5.6(a)
Straddle Period	Section 6.8(d)
Survival Date	Section 8.1(a)
Target Working Capital	Section 2.1(i)
Third-Party Claim	Section 8.7(b)
Units	Recitals
Warn Act	Section 4.15(f)
Working Capital	Section 2.1(j)

“ACA” means, collectively, the Patient Protection and Affordable Care Act, as amended.

“Affiliate” means, with respect to any subject Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such subject Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Affiliated Group” means any affiliated group within the meaning of Code Section 1504, any group of corporations filing a combined report for purposes of California corporate franchise or corporate income tax, and any similar group defined under a similar provision of state, local or foreign Law.

“Axalta Liability” means the aggregate amount of the Company’s contingent liability to Axalta Coating Systems, LLC with respect to the potential repayment of prebates, incentives, and/or other consideration previously provided to the Company by Axalta Coating Systems, LLC.

“Benefit Plan” means any of the following that the Company has adopted, sponsors, administers, implemented, maintains, or contributes to for any of its current or former directors, executives, officers, Employees, consultants, or independent contractors: (i) any “employee benefit plan” within the meaning of Section 3(3) of ERISA, including any employee pension benefit plan within the meaning of Section 3(2) of ERISA and any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (ii) any bonus, stock option, equity or incentive compensation, phantom equity, deferred compensation, expense reimbursement, retention, change of control, or severance contracts or agreements, (iii) any cafeteria, vacation, paid time off, sick pay, and fringe benefit programs, and (iv) other arrangements, whether or not subject to ERISA, but excluding governmental programs and statutory benefits.

“Business Day” means a day other than any day on which banks are authorized or obligated by Law or executive order to close in Los Angeles, California. Any action required hereunder to be taken within a certain number of Business Days shall, except as may otherwise be expressly provided herein, be taken within that number of Business Days excluding the Business Day on which the counting is initiated and including the final Business Day of the period.

“Carson Facility” means the Real Property operated by the Company in Carson, California.

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Consulting Agreements” means the Consulting Agreements to be entered into at Closing by and between Buyer (or its Affiliate) and each of DeZonia and Bob Gawlik.

“Contracts” means all agreements, contracts, leases and binding commitments, whether or not reduced to writing.

“Copyrights” means all unregistered and/or registered U.S. and unregistered and/or registered foreign works of authorship and all applications to register and renewals of any of the foregoing.

“Dollars” or “$” means the lawful currency of the United States of America.

“Electronic Data Room” means the electronic data room established by the Company in connection with the transactions contemplated hereby.

“Employees” means (a) each person who as of immediately prior to the Closing is an active employee of the Company, including employees on vacation or on a regularly scheduled day off from work (including for jury service or military service duty); and (b) each employee of the Company who is on short-term disability, long-term disability or leave of absence as of immediately prior to the Closing.

“Employment Agreements” means the Employment Agreements to be entered into at Closing by and between Buyer (or its Affiliate) and each of Marc San Paolo, Kevin (Blake) Montero, and Yulu Zhou.

“Enforceable” means, with respect to a Contract, that such Contract is the legal, valid and binding obligation of the applicable Person, enforceable against such Person in accordance with its terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors, and general principles of equity regardless of whether such enforceability is considered in a proceeding in equity or at law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Fraud” means, with respect to any party, such party’s actual and intentional fraud with respect to the making of representations and warranties herein; provided, however, such actual and intentional fraud of such party shall only be deemed to exist if such party makes a knowing and intentional misrepresentation of a material fact with the intent that the other party rely on such fact, coupled with such other party’s detrimental reliance on such fact under circumstances that constitute common law fraud under applicable Law.

“GAAP” means United States generally accepted accounting principles, consistently applied during the periods involved.

“Governmental Authority” means any United States or foreign federal, state, provincial or local government or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of any such government or political subdivision, and any supranational organization of sovereign states exercising such functions for such sovereign states.

“Governmental Authorizations” means all licenses, permits, certificates, grants, franchises, waivers, consents and other similar authorizations or approvals issued by or obtained from a Governmental Authority.

“Intellectual Property” means any and all of the following: Patents, copyrightable works, Copyrights, technology, know-how, processes, Trade Secrets, patent disclosures, inventions and designs (including patent disclosures, inventions and/or designs whether or not patentable and whether or not reduced to practice and/or conceived prior to the Closing Date but not documented as of the Closing Date), and all improvements to any of the foregoing, proprietary data, drawings, descriptions, formulae, research and development data, Marks, Internet domain names, Internet addresses and other computer identifiers, websites or web pages, brand names or corporate names (including, in each case, the goodwill associated therewith).

“IRS” means the U.S. Internal Revenue Service.

“Knowledge of the Company” or any variant thereof means the actual knowledge as of the date hereof of any of the following individuals: Dudley DeZonia, Marc San Paolo, Blake Montero, Yulu Zhou, Jack Kitterman, Randall Haydon, Mark Calhoun, and Bob Gawlik, or the knowledge that such individuals would be expected to become aware of in the course of conducting a reasonable internal investigation regarding the accuracy of any representation or warranty of the Company contained in this Agreement.

“Law” means any statute, law, ordinance, rule or regulation of any Governmental Authority.

“Legal Proceeding” means any civil, criminal or administrative actions, proceedings, suits, demands or claims filed by or before any Governmental Authority or arbitrator.

“Liability” means any liability, obligation, or commitment of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, or otherwise.

“Lien” means any charge, mortgage, pledge, security interest, lien, option, adverse claim, or encumbrance.

“Losses” means any damages, losses, charges, liabilities, judgments, settlements, awards, interest, penalties, fees, costs and expenses actually incurred or paid.

“Marks” means all unregistered and/or registered U.S. and foreign trade names, trademarks, trade dress, logos, and service marks, together with any applications related thereto.

“Material Adverse Effect” means a material adverse effect on the financial condition, results of operations, business, operations, assets, liabilities, value, prospects, cash flow, or net worth of the Company (taken as a whole); provided, however, that none of the following shall constitute or be deemed to contribute to a Material Adverse Effect, or shall otherwise be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be likely to occur: any adverse effect arising out of, resulting from or attributable to (a) changes or proposed changes in applicable Laws, GAAP or in the interpretation or enforcement thereof, (b) changes in general economic, business or regulatory conditions in the United States, as long as those changes do not disproportionately affect the Company, (c) changes in the industries in which the Company participates (including fluctuating conditions resulting from cyclicality or seasonality affecting the Company), as long as those changes do not disproportionately affect the Company, (d) changes in United States or global financial or securities markets or conditions, including changes in prevailing interest rates, currency exchange rates or price levels or trading volumes in the United States or foreign securities markets, (e) changes in global or national political conditions (including the outbreak or escalation of war, military action, sabotage or acts of terrorism) or changes due to natural disasters, (f) the effects of the actions or omissions under this Agreement of the Company or any Member under this Agreement that are taken with the prior written consent of Buyer, or not taken because Buyer did not give its consent if required pursuant to this Agreement, in connection with the transactions contemplated hereby, (g) the effects of any breach, violation or non-performance of any provision of this Agreement by Buyer or any of its Affiliates, or (h) the negotiation, announcement, pendency or consummation of this Agreement and the transactions contemplated hereby, including the identity of, or the effect of any fact or circumstance relating to, Buyer or any of its Affiliates or any communication by Buyer or any of its Affiliates regarding plans, proposals or projections with respect to the Company.

“Member Indemnifying Persons” means each of (1) Dudley D. DeZonia, Jr. and Anne Crawford DeZonia, as Trustees of The Dudley and Anne DeZonia Family Trust, dated September 14, 2016, (2) Dudley D. DeZonia, Jr. and Anne Crawford DeZonia, as Trustees of The DeZonia 2019 Charitable Remainder Trust, and (3) DeZonia.

“Order” means any judgment, order, writ, decision, injunction, award or decree of any foreign, federal, state, local or other court or tribunal and any ruling or award in any binding arbitration proceeding.

“Organizational Documents” of a Person means its articles of incorporation, articles of organization, by-laws and/or other organizational documents, as applicable.

“Patents” means all issued U.S. and foreign patents and pending patent applications, including design patents and industrial designs.

“Permits” means all licenses, permits, franchises, approvals, authorizations, consents or orders of, or filings with, any Governmental Authority that are necessary for the operation of the Company.

“Permitted Liens” means (a) landlords’, lessors’, mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, manufacturer’s or repairmen’s Liens or other similar Liens arising or incurred in the ordinary course of business consistent with past practice, (b) Liens for Taxes, assessments and other governmental charges not yet due and payable or due but not delinquent or being contested in good faith by appropriate Legal Proceedings for which adequate reserves have been established in accordance with GAAP, (c) with respect to real property, (i) easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions, including any other agreements, conditions or restrictions that would be shown by a current title report or other similar report or listing, which do not, individually or in the aggregate, materially impair the occupancy or use of the real property for the purposes for which it is currently used in connection with the Company’s business, and (ii) zoning, building, subdivision or other similar requirements or restrictions which are not violated by the current use and operation of the applicable real property and which do not, individually or in the aggregate, materially impair the occupancy or use of the real property for the purposes for which it is currently used in connection with the Company’s business, and (d) Liens created by this Agreement or any of the Transaction Documents.

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a Governmental Authority, a trust or other entity or organization.

“Premises” means the premises that are leased by the Company pursuant to a Lease.

“Pro Rata Share” of each Member means the percentage of the Units owned by such Member immediately prior to the Closing.

“Publicly Available Software” means: (a) any software that contains, or is derived in any manner in whole or in part from, any software that is distributed as free software, open source software (e.g. Linux) or under similar licensing or distribution models; (b) any software that may require as a condition of use, modification or distribution that such software or other software incorporated into, derived from or distributed with such software: (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making derivative works; or (iii) be redistributable at no charge; and (c) software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (A) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (B) the Artistic License (e.g., PERL); (C) the Mozilla Public License; (D) the Netscape Public License; (E) the Sun Community Source License (SCSL); (F) the Sun Industry Source License (SISL); and (G) the Apache Software License.

“Representative” or “Representatives” means, with respect to a particular Person, any director, member, limited or general partner, equityholder, officer, employee, agent, consultant, advisor or other representative of such Person, including outside legal counsel, accountants and financial advisors.

“Survival Date” means the General Survival Date, the Fundamental Survival Date, or the Environmental Survival Date, as applicable.

“Tax Returns” means any report, return, computation, declaration, claim, claim for refund, or information return or statement with respect to Taxes.

“Taxes” means (a) any federal, state, local, or foreign tax, duty, fee, levy, or other assessment, including income, gross receipts, payroll, stamp, occupation, premium, environmental, customs duties, capital stock, profits, social security (or similar), unemployment, disability, real property, personal property, unclaimed property, escheat, transfer, registration, alternative or add-on minimum, windfall profits, value added, severance, property, production, sales, use, duty, license, excise, franchise, employment, withholding or similar taxes, estimated or other tax of any kind whatsoever, imposed by any Governmental Authority, together with any interest, additions or penalties with respect thereto and any interest with respect to such additions or penalties, and (b) any Liability for or in respect of any amounts described in clause (a) as a transferee, successor, by operation of applicable Law, by Contract, or otherwise.

“Third Party” means a Person that is not a party to this Agreement, but excluding any Affiliate of a party hereto.

“Trade Secrets” mean trade secrets, confidential business information and other proprietary information including, without limitation, designs, research and development information, technical information, specifications, operating and maintenance manuals, methods, engineering drawings, know-how, data, discoveries, inventions, industrial designs and other proprietary rights (whether or not patentable or subject to copyright, mask work, or trade secret protection); in each of the foregoing cases which (i) has economic value to the Company by virtue of its secrecy; and (ii) that such the Company elects to maintain as a trade secret under applicable law.

“Transaction Documents” means, with respect to a party, all agreements, certificates and other instruments to be delivered by such party at Closing pursuant to this Agreement.